WASHINGTON, D.C. 20549

                                    FORM 20-F


                                 AMENDMENT NO. 5


(Mark one)

|X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           or

|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended ____________

                           or

|_|              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                 OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from __________ to _________

                Commission File Number: _________________________

                            DSI DATOTECH SYSTEMS INC.
             (Exact Name of Registrant as Specified in its Charter)

                                     Canada
                 (Jurisdiction of Incorporation or Organization)

               300 - 905 West Pender Street, Vancouver, BC V6C 1L6
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without par value
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of this registration

                        22,151,934 Shares of common stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        YES   |_|               NO   |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

                      ITEM 17  |X|            ITEM 18  |_|

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) for the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 Not Applicable

Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

Exchange Rate: October 31, 2001, the exchange rate of Canadian dollars into United States dollars was 1.5926 Canadian to $1.00 United States.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.      Directors and Senior Management

      Mr. Edward C. Pardiak was appointed Director, Chairman of the Board and Chief Financial Officer of DSI Datotech Systems Inc. (the "Company" or "DSI") in 1997. During the year 2000 Mr. Pardiak was appointed Chief Executive Officer of DSI. Mr. Pardiak is responsible for the management and development of DSI including the day-to-day, financial and business management of DSI. The business address for Mr. Pardiak is 300 - 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6.

      Mr. Robert M. Egery was appointed Officer of DSI in 1998. On December 1, 2000, Mr. Egery was appointed President and Chief Operating Officer of DSI. Mr. Egery is responsible for the management and development of DSI including the day-to-day, financial and business management of DSI. The business address for Mr. Egery is 300 - 905 West Pender Street, Vancouver, BC Canada, V6C 1L6.

      Dr. Thomas Calvert was appointed Director in 1998 and appointed Secretary for DSI during 2000. Dr. Calvert is responsible for the Corporate Secretarial function of DSI and is a member of the Compensation Committee and the Audit Committee of DSI. The business address for Dr. Calvert is TechBC, Ste 1280, 13401 108 Avenue, Surrey, BC, Canada, V3T 5T3.

      Mr. Allan S. Gibbins was appointed Director of DSI in 1998. Mr. Gibbins is a member of the Compensation and the Audit Committee of DSI. The business address for Mr. Gibbins is Hubbell Canada Inc., 870 Brock Road S., Pickering, ON, Canada, L1W 1Z8.

B.    Advisors.

      Not Applicable.

C.    Auditors.

      The Auditor for DSI is G. Ross McDonald, Chartered Accountants, located at 543 Granville Street, Suite 1502, Vancouver, Canada, BC V6C 1X8.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

                                 Not Applicable

ITEM 3. KEY INFORMATION

A.    Selected Financial Data


      Set forth below is selected financial information for the years ended October 31, 1996 through October 31, 2000 derived from the Audited Financial Statements of DSI, and for the nine months ending July 31, 2001 from the unaudited financial statements of DSI, prepared in accordance with Canadian G.A.A.P. These principles, as applied to DSI, do not differ materially from U.S. G.A.A.P. except as disclosed in Note 10 to DSI's financial statements. All figures presented are in Canadian dollars, unless otherwise noted. All information should be read in conjunction with DSI's financial statements included in this Registration Statement.

      Financial Statement Data - Canadian G.A.A.P

                  Statement of Loss and Deficit - Selected Data
                              Year Ended October 31
                      (In thousands, except per share data)

--------------------------------------------------------------------------------
                      9 Months     2000      1999       1998     1997      1996
                      Ending
                      07-31-01
--------------------------------------------------------------------------------
Revenues              $154         $628      $0         $0       $0        $0
--------------------------------------------------------------------------------
Net Loss              $2,072       $755      $1,125     $852     $822     $939
--------------------------------------------------------------------------------
Total                 $2,226       $1,383    $1,125     $852     $822     $939
--------------------------------------------------------------------------------
Loss Per Share        $0.10        $0.04     $0.07      $0.06    $0.08    $0.13
--------------------------------------------------------------------------------
Dividend Per Share    $0           $0        $0         $0       $0       $0
--------------------------------------------------------------------------------

                         Balance Sheet - Selected Data
                                As at October 31
                                 (In thousands)

--------------------------------------------------------------------------------
                      07-31-01     2000      1999       1998     1997      1996
--------------------------------------------------------------------------------
Total Assets          $3,665       $5,263    $1,068     $1,710   $1,683    $905
--------------------------------------------------------------------------------
Long Term Debt        $0           $0        $0         $0       $0        $0
--------------------------------------------------------------------------------

Financial Statement Data - U.S. G.A.A.P

                  Statement of Loss and Deficit - Selected Data
                              Year Ended October 31
                      (In thousands, except per share data)

--------------------------------------------------------------------------------
                       07-31-01    2000       1999     1998      1997      1996
--------------------------------------------------------------------------------
Revenues               $154        $628       $0       $0        $0        $0
--------------------------------------------------------------------------------
Net Loss               $2,052      $737       $1,027   $990      $1,044    $983
--------------------------------------------------------------------------------
Total                  $2,206      $1,365     $1,027   $990      $1,044    $983
--------------------------------------------------------------------------------
Loss Per Share         $0.10       $0.03      $0.07    $0.07     $0.11     $0.13
--------------------------------------------------------------------------------
Dividend Per Share     $0          $0         $0       $0        $0        $0
--------------------------------------------------------------------------------

                         Balance Sheet - Selected Data
                                As at October 31
                                 (In thousands)

--------------------------------------------------------------------------------
                       07-31-01    2000       1999     1998      1997      1996
--------------------------------------------------------------------------------
Total Assets           $2,809      $4,347     $137     $677      $788      $232
--------------------------------------------------------------------------------
Long Term Debt         $0          $0         $0       $0        $0        $0
--------------------------------------------------------------------------------

Currency and Exchange Rates

All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated. The following table sets forth the rates of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of each of fiscal years ending October 31 of each year; and the average exchange rates reported at noon on the last day of each month during such periods by Bank of Canada.

   Fiscal Year Ending   07-31-01      2000     1999     1998      1997      1996
           October 31
Rate at End of Period    $1.5303   $1.5225  $1.4713  $1.5429   $1.4084   $1.3383
  Average Rate During    $1.5333   $1.4768  $1.4941  $1.4717   $1.3781   $1.3647
               Period

The following chart shows the high and low exchange rates for each month during the previous six months from February 2001 through July 2001:

--------------------------------------------------------------------------------

              Feb-01      Mar-01      Apr-01      May-01      Jun-01      Jul-01
--------------------------------------------------------------------------------
HIGH RATE     1.5316      1.5774      1.5789      1.5540      1.5357      1.5448
--------------------------------------------------------------------------------
 LOW RATE     1.4936      1.5380      1.5356      1.5309      1.5145      1.5099
--------------------------------------------------------------------------------

Dividend Policy

DSI has not paid any dividends during the past five years and does not anticipate paying any dividends in the foreseeable future. The directors of DSI will determine if and when any dividends should be declared and paid if DSI's financial situation warrants such action at the time.

B.    Capitalization and Indebtedness

      At July 31, 2001, DSI's working capital was $2.0 million and there were no long-term debts. The shareholder's equity at July 31, 2001 amounted to $3.4 million. The total share capital was $11 million (consisting of 22,151,934 outstanding shares of common stock) and an accumulated deficit of $7.8 million.

C.    Risk Factors

1) DSI has a limited operating history and has generated limited revenues and may continue to operate at a loss. DSI has been primarily engaged in product research and development. For the fiscal year ended October 31, 2000, DSI generated revenues of $777,200 of which $628,000 were from the signing of license-to-option agreements with two organizations, Netface LLC and Security Biometrics Inc. DSI expects that operating losses will continue, as total costs and expenses continue to increase due to product development and product marketing and distribution. The ability of DSI to achieve profitability will depend significantly on its ability to fully develop its gesture recognition technology products, and to develop the capacity to manufacture and market any of these products either by itself or as part of a collaborative effort. There can be no assurance that DSI will be able to achieve profitability. Therefore, the extent of future losses and the time required to achieve profitability is highly uncertain.

2) DSI has only one option agreement to license its technology. There can be no assurance that Net Face LLC will exercise its option to license the gesture recognition technology for personal computer games, console games and Internet television and pay DSI its license fee of $4,800,000 and an equity interest in Net Face. The option expires in December 2002 and DSI has no other agreements for the commercialization of its products. On June 29, 2001, Securities Biometrics Inc. acquired 100% of NetFace LLC. On October 31, 2001, DSI terminated Securities Biometrics' option to license technology for banking and financial transactions after the optionee failed to exercise the option.

3) DSI is in the early stage of product development. DSI has working prototypes of a multipoint touchpad ("MPT") capable of detecting the position and force of up to ten fingers simultaneously and a gesture recognition software system capable of identifying gestures on the MPT and translating them into commands to be recognized by other software applications. However, this technology has not yet been fully commercially tested. Accordingly, there can be no assurances that DSI can achieve the necessary technical objectives. There is no guarantee that DSI will be able to adapt the system for mass-scale production in the event that DSI's marketing initiatives are successful. There can be no assurances if these or any of DSI's proposed products can be successfully commercialized. Therefore, there is substantial risk that DSI's product developments may not prove to be successful or commercially viable to sustain mass production.

4) DSI will need future financing. DSI will require substantial additional funds for its product development programs, marketing, distribution and operating expenses. Capital requirements will depend on a variety of factors, including the rate of progress of DSI's product development, products marketing and distribution, and the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, maintaining technological and market competitiveness, licensing and other relationships and the terms of any such licensing, collaborative or other relationships that DSI may establish with other entities. In addition, the fixed commitments, including salaries and fees for employees and consultants, rent, payments with respect to licensing and other agreements are substantial, and will most likely increase as DSI continues growth of its operations.

            DSI plans to raise substantial additional capital to fund its future operations through debt and equity financing, and possibly through collaborative, licensing or other arrangements with other companies engaged in similar field. At this time, DSI has no present commitments for future financing. There can be no assurances that any additional financing will be available when needed, or, if available, is on acceptable terms. Insufficient funds may prevent DSI from implementing its business strategy to the extent possible, and could result in delay, scale back, or elimination of its only product development program, or granting a license to third parties of DSI's rights to commercialize products or technologies that DSI would otherwise seek to develop itself.

5) DSI is dependent upon its proprietary technology. DSI relies primarily on a combination of patent, copyright, and trade secret laws, as well as confidentiality arrangements and contractual provisions to protect its technology and products from exploitation by competitors. DSI has three patents filed with the United States Patent Office and one patent filed with the Canadian Patent Office. DSI also has one patent pending in the United States and one pending in Canada. While DSI believes that its software technology is adequately protected against infringement, there is no assurance of effective protection against competition. Monitoring and identifying the unauthorized use of DSI's technology may prove difficult. There is a possibility of disclosure of confidential information related to DSI's technology and the potential for infringement of intellectual property rights of another party by DSI.

            DSI also intends to apply for additional patents in the United States and other countries. There can be no assurance that all of these patents will be recognized in commercially relevant countries (e.g. countries in which the product is sold) and even if recognized and filed will appropriately protect DSI's products and technology. Further, copyright laws may not provide useful protection against competitive software that is slightly different than DSI's software but includes similar technology to DSI. The non-establishment of effective patent, trade secret or copyright protection could have a material adverse effect on DSI's business, results of operations and financial condition.

6) DSI may face new competition. To the best of DSI's knowledge, it has no direct competition today. Its indirect competitors, manufacturers of current pointing, input and other interface products, may enter the race for this market segment. Although DSI believes that its gesture recognition technology products are protected by technology patents and application advantages, other companies involved in the development of products related to tradition point and click technology of mice and keyboards, including Interlink Electronics Ltd., Kensington and Logitech, have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than DSI. Such companies may, therefore, succeed in developing products that are more effective or less costly than DSI's products, or may be more successful in marketing and distributing their products. DSI's ability to sell the gesture recognition technology based products will, in part, depend on its ability to demonstrate these products to be substantially better than the current point and click technology.

7) DSI may have difficulty achieving market acceptance because of the significant change represented by its technology. DSI's gesture recognition technology represents a significant technological advancement from existing point and click technology and is a major shift in paradigms. This may cause resistance in market acceptance and adaptation.

8) DSI intends to rely on third party manufacturers. DSI's strategy is to outsource most of the required manufacturing. Reliance on third party producers and manufacturers may delay the introduction of product to market.

9) DSI has limited marketing and sales capabilities. DSI does not have a large group of internal marketing and sales resources and personnel. In order to market the gesture recognition technology based products and any other products it may develop, DSI intends to form marketing and distribution agreements with third parties, in addition to its own internal marketing and distribution efforts. There can be no assurance that DSI will be able to successfully enter into such arrangements with third parties on acceptable terms, if at all. To the extent that DSI arranges with third parties to market its products, the success of such products may depend on the efforts of such third parties.

10) DSI relies on trade secrets and proprietary know-how. Although DSI does not believe that its products infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against DSI in the future or that any such assertion will not result in costly litigation or require DSI to obtain a license to intellectual property rights of such third parties. In addition, there can be no assurance that such licenses will be available on reasonable terms or at all, which could have a material adverse effect on DSI's business, results of operations and financial condition.

11) DSI is dependent on certain key personnel and does not maintain key man life insurance. DSI's success will depend in large part upon the services of a number of key employees and consultants, including Edward Pardiak, DSI's Chairman of the Board of Directors and Chief Executive Officer, and Robert Egery, DSI's President. The loss of the services of Mr. Pardiak, Mr. Egery or other key employees or consultants could have a material adverse effect on DSI's business, results of operations and financial condition. DSI has not obtained keyperson life insurance with respect to any employees, directors or consultants.

      Due to the highly specialized scientific nature of DSI's business, DSI is highly dependent upon DSI's ability to attract and retain qualified scientific, technical and managerial personnel. The loss of services of existing personnel and/or the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to DSI, DSI's product development programs, and to its overall business. Competition for qualified engineering personnel is intense and there can be no assurance that DSI will be able to continue to attract and retain the necessary qualified personnel.

12) DSI may experience difficulty in the management of growth. If successful, DSI may experience rapid expansion of its business. A continuing period of rapid growth could place a significant strain on DSI's management, operations and other resources. DSI's ability to manage its growth would require us to continue to invest in its operations, including its financial and management information systems, and to retain, motivate and effectively manage its employees. If DSI's management is unable to manage growth effectively, the quality of its services and products, its ability to retain key personnel and its results of operations could be materially and adversely affected.

13) No Dividends Anticipated. DSI has never declared or paid cash dividends on shares of its Common Stock since its inception and does not intend to declare or pay dividends on shares of its Common Stock in the foreseeable future. DSI intends to retain any earnings, if any, in order to finance future growth of its business. Consequently, dividends may or may not be paid in the near future.

ITEM 4. INFORMATION ON DSI

A. History and Development of DSI

DSI Datotech Systems Inc. was incorporated under the laws of the Province of British Columbia, Canada on May 7, 1987 under the name Rhino Resources Inc. Rhino Resources Inc. changed its name to DSI Datotech Systems Inc. on April 19, 1996. DSI trades under the commercial name of Datotech and has a registered business address located at 300-905 West Pender Street, Vancouver, BC, V6C 1L6, telephone number (604) 685-9109.

DSI is a development stage company involved in the development of gesture recognition technology to facilitate the user's interface with computers and electronic devices to promote greater ease and efficiency in the input of data and information. Prior to October 1997, DSI was involved in resource exploration. In October 1997, DSI divested itself of all natural resource properties and ceased all activities within the natural resource sector.

Since 1997, DSI's business activities have been mainly research & development of unique gesture recognition technologies that enable human-machine communication using hand gestures. Since its inception, the Company has been successful in developing the technology, conducting technical evaluations and patenting the technology in United States and Canada.

A. Business overview

Introduction

DSI's mission is to simplify human interaction with computers and electronic devices using natural hand gestures. DSI's patented technology related to gesture recognition includes both proprietary software and touch pads that allow its users to operate devices by touching and sliding multiple fingers on a "DatoPad", an intelligent touchpad capable of recognizing motion and translating motion to certain commands for other software applications.

DSI designs and develops gesture recognition software and intelligent touch pads. DSI believes that the ease of use and flexibility of gesture recognition technology are superior to the point and click technologies found in keyboards and mouse devices which are commonly used to input information into computers. DSI intends to be a key provider of human-machine interfaces, which will offer a wide array of "end-to-end" solutions targeted towards specific market segments.

DSI has three patents filed with the United States Patent & Trademarks Office for its gesture recognition technology. DSI has applied for one patent in the United States and in Canada for a multitouch interface. DSI's technology seeks to significantly boost user productively by allowing the user to fully focus on the task at hand rather than the details of interface, and accomplish their work objectives with greater speed in a simple and natural manner. Gesture recognition technology brings improved performance to gesture recognition technology enabled touch pads that are deemed mice replacements, and greatly enhances keyboard functionality. The touch pads may be of any size, shape or form depending on the nature of the application. The software design is of a flexible and open architecture class, with the potential to form a gesture recognition based human-machine operating system.

Key developments in DSI's operations to date include:

      o Obtaining three patents applicable to gesture recognition technology and interface development;

      o     designing, developing and building proof of concept prototypes;

      o performing a focused research market study through an independent research firm: Benchmark;

      o     developing its research and development staff;

      o filing for additional patents pertaining to a new generation multi-touch gesture recognition algorithm; and

      o     executing  two  options  to  obtain  exclusive   licenses  to  DSI's
            technology for two industries.

The pointing and input control systems market is a growing multi-billion dollar industry. Pointing and input control systems are found across numerous industries such as personal computers, personal digital assistants, games and entertainment, stationary and mobile communications, home appliances, security and access control systems and many others. According to a private study conducted for DSI in 1997 by Benchmark Research Inc., pointing and input control device sales in 1997 for the personal computer, gaming, and entertainment market segments represented were approximately US $3,000,000. The markets had projected sales of US$5,400,000 in 2001, with an approximate installed based of 315 million mice/trackball input and pointing devices.

DSI's technology leverages market acceptance of the touch pad by enhancing it with gesture recognition technology, extending the functionality of the pad, and making the interface between the user and the machine more natural and intuitive. DSI is introducing higher levels of input device programmability to further adapt the interface to suit the natural characteristics and tendencies of the user.


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

The first generation of DSI's product will enable users to communicate with computing devices through gesture recognition. A touch pad designed by DSI will recognize the gestures and will serve as the input device to the computing device, either by complimenting existing input devices (as the mouse, and keyboard) or replacing such devices altogether. Early market studies with specialty PC programs such as CAD/CAM, animation and graphics have been conducted as a test market before exploring mass computer and on-line gaming markets. In addition, the Company believes that the next generations of its technology will feature biometrics developed for the security industry as a method of authentication for credit card and other financial transactions and general authentication for security access with applications for governments and the private sector. The Company believes the end users of this generation of technology will consist of large banks, financial institutions, governments and large corporations.

Dato Gesture Technology Overview

Hand gestures are universal, natural and effective forms of communication and provide an acceptable method for people to interact with new generations of information technology. DSI's gesture recognition technology interprets hand gestures performed with any combination of movements of the finger touching a proprietary "intelligent" touch pad. This technology integrates sensors, software and application programs into a proprietary input system. The touch pad will be available in different sizes and shapes depending on its specific applications. Sensors in the touch pad are capable of tracking the position and force of simultaneous contacts by multiple fingers and process each configuration as a different application to be interpreted by the software. Each multi-touch gesture is mapped to electronic codes and passed through an interface to control a computer or other electronic device. DSI's next generation design is reverse-compatible with existing touch pad pointing devices and also recognizes a useful set of default gestures, which can be mapped to perform many standard functions. Advanced product development will provide user-defined custom gestures in addition to the defaults.

Gesture recognition technology provides a compact, general-purpose input system, which is a powerful alternative to more traditional human-machine interaction via knobs, keys and buttons, and pointing devices. Several characteristics of gesture recognition technology suggest advantages for particular applications, for example:

!     a small footprint for integration into a portable or hand-held devices;

! eyes-free operation, a necessary characteristic for many applications like graphic design and games;

!     sliding,  rather than striking buttons reduces physical effort and strain;
      and

! programmability to replace repetitive complex input sequences with a single gesture

Future enhancements are planned to add character entry, user-defined custom gestures, security features and to integrate gesture recognition technology with voice recognition.

DSI's   management  has  continued  to  focus  on  the  development  of  gesture recognition technology including elements to support applications to drive demand and acceptance of gesture recognition technology. Once DSI's gesture recognition technology application portfolio is fully interoperable, platform providers will be able to utilize DSI's gesture recognition technology enabled products including applications for graphic design and animation, computer aided design (CAD), gaming (Video Games) and web tv.

Product Development

In 1997/1998 and 2000, DSI received approval for a market research grant in the Market Assessment of Research and Technology (MART) Program, which is jointly offered by the British Columbia Science and Technology Agency and the Canadian National Research Council. In 1997, DSI conducted a market research study (performed by Benchmark Research Inc.) to develop its business strategy, focus its research and development activities and to assist DSI in commercializing its technology. Based on DSI's market research, an initial prototype was developed aimed at professional and power users including: CAD specialists, graphics artists, multimedia developers and information managers.

      The DatoPad

Input and pointing devices have become a universal method of operating and interfacing with computers. DSI's gesture recognition technology interprets hand gestures performed on a proprietary device called a DatoPad(TM). This technology leverages market acceptance of the touch pad by enhancing it with gesture recognition technology, extending the functionality of the pad and simplifying the interface between the user and the machine. DSI's solution includes higher levels of input device programmability. Each gesture is mapped to an electronic code and passed through an interface to control a computer or electronic appliance. In February 2001, DSI presented its first video gaming prototype using gesture recognition technology.

The device will be programmed with defaults and have the capability to be customized by the user to perform specific functions for each gesture code. The patented technology thus provides a compact, general-purpose input system, which DSI believes is a more powerful alternative to current traditional input and pointing technologies such as the mouse and trackball.

The DatoPad will be approximately the size and thickness of a conventional mouse pad. The initial product configuration is able to recognize up to ten digits of the hand. The pad communicates with a personal computer via a Universal Serial Bus, serial cable or wireless link. The surface of the device accommodates touching with all five digits of the hand in a comfortable posture. The pad is reverse compatible with existing pointing devices and functions as a standard pointing device when touched with a single finger or stylus. Touching with more than one finger activates the gesture recognition technology software allowing the user quick access to a large number of shortcuts to perform standard functions including:

      >     Cut,

      >     Paste,

      >     Save,

      >     Move,

      >     Enlarge or shrink, and

      >     Rotate objects

Several characteristics of the DatoPad(TM) input system suggest advantages for particular applications:

!     The DatoPad(TM) is fully reverse compatible with current devices.

! The DatoPad(TM) is scalable to various shapes and sizes to reflect a variety of applications.

! Eyes-free operation provides a significant advantage in applications like computer aided design, graphics, and multimedia design which require the operator's visual attention.

! Sliding fingers rather than striking buttons, allows input sequences to be performed quickly with minimal physical effort.

!     The user will be able to  program  their own  gestures  as they  relate to
      specific   applications   thus   personalizing   their   interaction  with
      applications and devices.

! Future enhancements will allow character entry and user-defined custom gestures such as signatures.

Markets

The commercialization of DSI's products will be driven by a three-pronged strategy of forming strategic alliances and partnerships; selling stand-alone products to address the installed market base and licensing agreements with major software/hardware original equipment manufacturers. DSI expects to focus its initial product introduction on the professional segment of the interface systems market. DSI will also seek to take advantage of growth in Internet-based technologies and e-commerce.

DSI's market penetration strategy focuses on the traditional input and pointing device market segments. DSI will be focusing on three strategic computer segments. This includes initially developing and marketing its DatoPad(TM) for:

 .     users of professional software;

 .     gesture recognition technology integrated portable computers; and

 .     gesture recognition technology integrated desktop keyboards.

DSI intends to channel its products to market by forming strategic alliances and partnership with established distribution channels, sale of stand alone product directly to the market, and through licensing agreements with major software/hardware OEMs.

DSI will approach both horizontal and vertical markets. DSI's approach to horizontal markets is to grant an option to a third party to have exclusive rights to market the products to a particular industry. Under the agreements executed to date, DSI received a cash payment for the option and will receive an additional cash payment if the optionee elects to license the technology following the optionee's evaluation of the technology. As a condition for granting the license, DSI also receives an equity interest in the licensee and the opportunity to generate revenues from working with sublicenses in the development of specific applications for the products.

DSI entered into an option agreement with NetFace LLC on June 28, 2000. NetFace has the right to evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in interfaces for personal computer games, console games and Internet television. In consideration for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use, NetFace has paid DSI U.S. $200,000. The prototype was delivered to NetFace as planned in June 2001. Should the option be exercised, DSI will enter into a license agreement with NetFace. In consideration of the license, DSI will receive U.S. $5,000,000, less the option fees of U.S. $200,000, and a 20% Class B membership interest in NetFace. The option period terminates December 2002. On June 29, 2001, Securities Biometrics Inc. acquired 100% of NetFace LLC.

DSI entered into an option agreement with Security Biometrics, Inc. on August 22, 2000. Biometrics had the right to evaluate the commercial value of DSI's technology for use in interfaces and software for banking and financial transactions. Biometrics paid DSI a fee of US$320,000 for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use. An additional US$3,000,000 was due under the option by July 22, 2001 in order to obtain the license. Biometrics elected not to make such payment and the option was terminated by DSI.

In its approach to vertical markets, DSI seeks to sell its products and technology to the producers or users of products that can be used across industry segments, such as computer manufacturers and manufacturers of other products that use traditional point and click interfaces. DSI will primarily seek to license its technology and products to others to be sold under their brand names but may also sell products under its brand names. DSI will initially attempt to outsource the manufacture of its components and assemble it products. DSI intends to then outsource the manufacture and assembly of its products. DSI also intends to license its gesture recognition technology directly to original equipment manufactures of computers and computer related equipment.

Patents & Trademarks

DSI has three United States patents for its gesture recognition technology and is extending these with additional international patents on a recently improved and advanced method of human- machine interaction based on hand gestures. DSI is preparing to file for additional patents specific to a multi-touch gesture recognition software. DSI owns the following patents:

1. US Patent 5,203,704 (1993), "Method of Communication Using Pointing Vector Gestures and Mnemonic Devices to Assist in Learning Pointing Vector Gestures"; Expiry December 21, 2010.

2. US Design Patent D354,735 (1995), "Switch Housing for Providing Various Different Functions to Keys of a Single Key Pad"; Expiry January 24, 2009.

3. US Patent 5,808,567 (1998), "Apparatus and Method of Communicating Using Three Digits of a Hand"; Expiry September 16, 2015.

4.    Canadian   Patent   (2,098,179)   1998   "Pointing   Gesture   Method   of
      Communication"; Expiry December 16, 2011.

DSI has also applied for one patent in the United States and in Canada for a multitouch interface.

DSI holds the following U.S. trademarks in respect of its technology:

1.    US Trademarks "DatO" (2,090,374) and "Spelsa" (2,007,836).

2.    US Trademarks (pending) "Interfacing With the Future."

Competition

To the best of DSI's knowledge, there are no companies producing gesture recognition technology products or applications that are in direct competition with DSI's gesture recognition technology. Indirect competition may come from existing input and pointing device manufacturers, for example touchpads, integrated touchpads and keyboards. Such indirect competitors include Interlink Electronics Ltd., Kensington and Logitech. DSI's may seek to partner with an indirect competitors to enabler them to enhance their products using DSI's technology.

Government Regulations

DSI does not believe that its products are materially affected by government regulation of its proposed products.

DSI is a Canadian Corporation and is governed by the laws of Canada. The shares of DSI are listed on the Canadian Venture Exchange.

C.    Organizational Structure

      DSI has one wholly owned subsidiary that was incorporated as 3259722 Canada, Inc. on May 14, 1996 pursuant to the laws of Canada. The subsidiary subsequently changed its name to Interaction Technologies Ltd. on July 19, 2000. Reference to the "Company" or "DSI" include references to the subsidiary. Interaction Technologies Ltd. is an inactive entity with no revenue, expenses or capital. There are currently no plans to activate this subsidiary.

D.    Property Plant and Equipment

      DSI initially established its principal place of business in Vancouver, British Columbia, Canada where it holds a lease for the business premises with an office space of 5,721 square feet and an annual rent of $108,527.40. The term of this lease is due to expire November 30, 2005.

      Additionally in June 2001, DSI established its presence in eastern North America with offices in Dorval, Quebec, where it leases office space of 4,000 square feet. The lease expires November 29, 2004.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Since 1996 DSI Datotech Systems Inc. (DSI) has been concentrating on the research, development, licensing and commercialization of Gesture Recognition Technology (GRT) enabled products and technology for various industries. DSI currently an option-to-license agreement with NetFace LLC specific to the gaming industry. In June 2001, Security Biometrics acquired 100% of NetFace LLC. DSI plans to channel its products to market by forming strategic alliance and partnerships with established distribution channels, sale of stand alone products directly to the market, and through licensing agreements with major software/hardware OEMs.

Fiscal Quarter ended July 31, 2001 compared to the Quarter ended July 31, 2000

Operations

DSI officially delivered the GRT enabled prototype to NetFace LLC in June 2001. DSI is continuing with the development of the GRT-enabled products. Through the development of the GRT, DSI stands to become a key provider of human-machine interfaces that will offer a wide array of end-to-end solutions for computers, appliances and application hardware.

To facilitate the commercialization of its products. DSI opened an office in Dorval, Quebec by leasing a 4,000 square foot facility. DSI now has a team of senior members in its Quebec office in to assist with the commercialization of its product. At August 1, 2001, the number of employees at DSI was 23, 7 in the Montreal office and 16 in the Vancouver office. DSI's Vancouver office continues with its core research and development functions.

Resources

There was a cash and short-term deposits balance of $2,167,401 as at July 31, 2001. These funds have been, and will continue to be utilized for the research and development of GRT, the development of the prototypes, commercialization of the products and related expenses.

Revenue

During the quarter ending July 31, 2001, DSI received option revenue of $150,000 from NetFace for the delivery of the prototype as per the agreement. During the quarter ending July 31, 2000, there was option revenue of $147,730 from NetFace.

Investment Income

Investment and interest income was lower by $40,494 during the quarter ending July 31, 2001 ($25,976) as compared to the quarter ending July 31, 2000 ($66,470). This was due to cash balance being lower at July 31, 2001 ($2,167,401) than at July 31, 2000 ($4,079,315), thus reducing the investment income.

Research and Development

Total Research and Development expenditure increased by $108,478 from the quarter ending July 31, 2000 ($132,943) as compared to the quarter ending July 31, 2001 ($241,421). This increase was reflected in the increase in salaries and benefits as there were more research engineers during the quarter ending July 31, 2001 than during the quarter ending July 31, 2000.

General and Administrative

General and Administrative expenses increased from $316,423 for the quarter ending July 31, 2000 to $547,236 for the quarter ending July 31, 2001, an increase of $230,812. This increase was mainly due to:

o Salaries management fees and benefits (increase of $125,000) due to additional employees being hired.

o Investor relations and promotions increased by $15,000 due to payments being made to a consulting firm for handling of the investor relations functions.

o     Legal and accounting (increase of $9,000).

o     Rent increased by $17,000 due to the expanded facilities.

o Consulting and market research increased by $42,000. A study was done to identify markets and consultants were hired to review the operations.

o Travel (increase of $18,000), which was due to more employees and travel by the Quebec staff to the Vancouver facilities.

o     Corporate Marketing decreased by $14,000.

o Office and other expenses (increase of $18,000) mostly due to setting up of the facilities in Montreal.

* 1 moved from here; text not shown

      Fiscal Year Ended October 31, 2000 ("Fiscal 2000") compared to Fiscal Year Ended October 31, 1999 ("Fiscal 1999")

      Revenue and Investment Income

      **1 Option revenue of $627,730 was received during the fiscal 2000 for two option agreements, one with Netface LLC and one with Security Biometrics

      Inc. Investment and interest income increased to $149,470 due to the investment of funds from the shares issued this year.

      Expenses

      Research and Development

      Total research and development expenditure increased from $465,897 for fiscal 1999 to $498,382 for fiscal 2000, an increase of 7%. There will be a substantial increase in the research and development expenditure for the year ending October 31, 2001 ("Fiscal 2001")for the further development of the acceptable prototype for the option agreements.

      The major increase was in salaries which increased by $97,878 from fiscal 1999 ($279,813) to fiscal 2000 ($377,691) as there were additional engineers hired in the 2000 fiscal year.

      General and Administrative

      General and administrative expenses increased from $670,143 for fiscal 1999 to $1,034,036 for fiscal 2000, an increase of $363,893 (54%). This increase is mainly due to:

      o Management Fee - increase of $101,800 was partially due to the change in management during the fiscal 2000.

      o Investor Relations and Promo - increase of $19,720 due to fees paid for identifying investors in Europe.

      o Consulting Fees - increase of $85,446. The increase was mostly due to hiring of consultant for recruitment and office plan for the new location.

      o Legal and accounting - increase of $33,270 which included fees for stating the financials in US GAAP and legal counsel for financing opportunities in the United States.

      o Travel and accommodation increased by $38,426 which was mainly due to travel to Europe and the US to pursue additional financing.

      o Recruitment - $32,813. This was for advertising positions on the web and payment to recruiting agencies for hiring of employees.

      o Telephone - $11,685 increase primarily due to an increase in the cell phone usage.

      Income Taxes

      DSI has accumulated non-capital losses for tax purposes, the potential benefits of which are not recorded in the financial statements. The losses may be carried forward to reduce taxable income in future years and, unless utilized, will expire as follows:

      Year                                             Loss Amount
      2001                                             $  162,600
      2002                                                227,100
      2003                                                732,200
      2004                                                881,800
      2005                                                865,300
      2006                                                966,600
      2007                                                725,900
      -----------------------------------------------------------
      TOTAL                                            $4,561,500
      ===========================================================

      In the fiscal 2000, DSI's net operating loss decreased by 33% to $755,218 as compared to $1,125,451 in the fiscal year ended October 31, 1999. The loss per share decreased $0.04 to $0.04. DSI has accumulated non-capital losses of approximately $4.6 million, which can be carried forward to reduce taxable income in future years. These potential income tax benefits arising from the foregoing are not recorded in the financial statements.

Fiscal Year Ended October 31, 1999 ("Fiscal 1999") compared to Fiscal Year Ended October 31, 1998 ("Fiscal 1998")

      Revenue and Investment Income

      There were no revenues reported for the fiscals 1999 and 1998. Investment income for the fiscal 1999 was $16,876 lower than fiscal 1998 as DSI had lower cash and investment during fiscal 1999 than during fiscal 1998.

      General and Administrative

      There was a decrease in General and Administrative Expenses in the fiscal 1999 ($670,143) from fiscal 1998 ($689,157).

      Loss per Share

      The loss per share increased from $0.07 per share in fiscal 1998 to $0.08 per share in fiscal 1999, an increase of $0.01 per share. This was mainly due to the increased research and development expenditure in fiscal 1999.

B.    Liquidity and Capital Resources

      There was a cash and short-term deposits balance of $2,167,401 at October 31, 2001. These funds have been, and will continue to be utilized for the research and development of GRT, the development of the prototypes and related expenses.

      In Fiscal 2000, DSI's primary source of funds was from the issue of shares of common stock. DSI considers its operating cash flows and ability to raise equity capital as principal indicators of its liquidity. During Fiscal 2000, DSI had cash inflow of $5 million from private placement of share capital ($3.8 Million), exercise of warrants ($1.9 Million) and exercise of options ($437,000), leaving a cash balance at October 31, 2000 of $4,079,315 compared to $64,000 at Fiscal 1999. Although working capital is not considered to be an indicator of DSI's liquidity, DSI's working capital at end of Fiscal 2000 was $3,922,221, an increase of $4,088,777 from Fiscal 1999 as of July 31. In the Fiscal 2000, cash resources were utilized in the investment in gesture recognition technology, including recruitment of additional employees the research and development of the gesture recognition technology. DSI relocated to its new premises in October 2000 to provide more space for the engineers and the laboratory. Cash resources were utilized in the purchase of capital equipment such as furniture and computers.

      DSI has no long-term debt. Current liabilities of $212,679 included accounts payable and accrued liabilities, which decreased by $23,000 from Fiscal 1999. DSI has license-to-option agreements with Netface LLC. DSI intends primarily to meet its commitment to Netface while continuing to develop other product applications. The funds required for this purpose will be derived from its current cash position and possibly the issuance of shares of equity.

      During Fiscal 2000, DSI completed private placements as follows:

      i. 2,456,140 units at $0.57 per unit for gross proceeds of $1,400,000 less finders' fees of 50,000 shares of common stock and $56,759 paid in cash and other share issue costs of $8,399. Each unit consisted of one share of common stock and one warrant to acquire one additional share of common stock at $0.57 per share to January 26, 2001 and at $0.66 per share to January 26, 2002.

      ii. 912,000 units at $1.75 per unit for gross proceeds of $1,596,000 less commissions of $159,600, fees of $93,687 and other share issue costs of $44,508. Each unit consisted of one share of common stock and one-half warrant, each full warrant exercisable to acquire one additional share of common stock at $2.16 per share to April 10, 2002. The agent also received compensation warrants which may be exercised to acquire 91,200 units at $1.75 per unit to October 10, 2001, each unit consists of one share of common stock and one-half warrant, each full warrant exercisable to acquire one additional share of common stock at $2.16 per share to April 10, 2002.

      iii. 357,854 units at $1.75 per unit for gross proceeds of $626,245 less commissions of $25,000, fees of $15,000 and other share issue costs of $1,499. Each unit consisted of one share of common stock and one-half warrant, each full warrant exercisable to acquire one additional share of common stock at $2.16 to April 20, 2002. The agent also received compensation warrants which may be exercised to acquire 35,785 units at $1.75 per unit to October 20, 2001, each unit consists of one share of common stock and one-half warrant, each full warrant exercisable to acquire one additional share of common stock at $2.16 per share to April 20, 2002.

      DSI believes that it has sufficient cash on hand to meet its anticipated requirements through the spring of 2002. DSI will require substantial additional funds for its product development programs, marketing and distribution and operating expenses. While management is pursuing additional financing, DSI currently has no commitments for additional financing and there are no assurances that any further financing will be available.

C.    Research and Development, Patents and Licenses, etc.

      Research and Development

      As at October 31, 2000, research and development costs accrued (exclusive of accumulated amortization) were $1,549,748, including $61,765 accrued in the most current year. To support the market entry product, current research and development activities are focused on three areas:

            High-resolution multi-touch sensors adapted from touchpad technology used in many notebook computers.

            A sensor-independent proprietary gesture recognition algorithm, which can be used with a variety of sensor technologies.

      * Application interfaces aimed at and designed for professional users of high-end software applications like Adobe Photoshop, etc.

      The gesture recognition algorithm forms an engine, similar to an operating system, for gesture based human-machine interaction, and is the foundation for DSI's technology. This software will be designed to reside in a custom microchip. This approach will facilitate technology transfer and licensing to third parties, and ensure DSI's intellectual property protection.

      In addition, a Canadian patent has been granted for "Pointing Gesture Method of Communication", based on US Patent 5,203,704.

D.    Trend Information

      DSI faces the general risk of technology. It received its first revenues in the fiscal year ended October 31, 2000 from signing two license-to-option agreements with Netface LLC and Security Biometrics Inc. DSI plans to market its product through forming strategic alliances and partnerships; stand-alone products to address the installed market base; and licensing agreements with major software/hardware original equipment manufacturers.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

      Directors are elected each year at the annual meeting of the shareholders of DSI. The most recent meeting of the shareholders was held on February 21, 2001. The following table sets out the names of the Management, their positions and offices in DSI, principal occupations, the period of time that they have been Directors of DSI. All of the directors are residents of Canada.

      The following table lists the directors and officers of DSI as at October 31, 2001:

      Name                      Age           Position

      Edward C. Pardiak          48           Director, Chairman of the
                                              Board, Chief Financial Officer,
                                              and Chief Executive Officer

      Robert M. Egery            48           President, Chief Operating
                                              Officer and Director

      Thomas Calvert             64           Director and Secretary

      Allan S. Gibbins           51           Director

      Timothy Heaney             41           Vice President Marketing

      Michel Lavallee            39           Vice President Engineering and
                                              R&D

      Gary Chamandy-Cook         45           Vice President Finance and
                                              Administration

      John Paul Higgins          42           Vice President Corporate
                                              Development

      Edward C. Pardiak

      Mr. Edward C. Pardiak was appointed Director, Chairman of the Board and Chief Financial Officer in April 1997. In October 2000, the Board of Directors elected Mr. Pardiak as President and Chief Executive Officer of DSI. He ceased being President in December 2000. Mr. Pardiak has extensive international experience in licensing, royalty agreements, finance and project management on the African, Asian, European and American continents. From 1976 to 1985 he held management positions with international Fortune 500 companies such as Seagram & Sons Ltd. Mr. Pardiak is a Director and the President of Augen Capital Corp., a public financial holding company with wholly owned merchant banking subsidiaries. He has a B.SC. from McGill University, a B.A. (Honors with Distinction) in Economics and a M.B.A. in finance and strategic management from Concordia University. He is currently completing his Doctorate in Strategic Management and has lectured at the graduate level at Concordia University.

      Robert M. Egery

      Mr. Robert M. Egery was appointed President and Chief Operating Officer of DSI Datotech effective December 1, 2000. Mr. Egery has more than 20 years of experience in high technology. During his career he has held senior management positions in sales and marketing, business development, contracts, engineering and program management and over 10 years at the vice-presidential level. At AlliedSignal (Honeywell), he gained invaluable experience in bringing new products to market, in electronics production and in international marketing and alliances. He developed a strong background in systems integration, software development and product diversification at Lockheed Martin and most recently he developed a global service delivery business at Bombardier. Mr. Egery holds bachelor degrees in Commerce and Electrical Engineering.

      Thomas Calvert

      Dr. Thomas Calvert was appointed Director of DSI in January 1998. In October 2000 the Board of Directors elected Dr. Calvert as Secretary of DSI. In 1997 Dr. Calvert founded Credo Interactive Inc. and is currently Board Chair of that company. Since 1996, Dr. Calvert has been the
      President and CEO of Credo Multimedia Software Inc. Dr. Calvert is Vice-President for Research and External Affairs at the Technical
      University of BC. He is currently on leave from his position at Simon Fraser University where he holds joint appointments as Professor in the Schools of Computing Science and Engineering Science. Since 1996, Dr. Calvert is Co-leader of the TeleLearning Network of Centers of Excellence, a national project sponsored by SFU. He joined Kinetic Effects Research Inc. as President from 1992 to 1996. Dr. Calvert served as President of the Science Council of BC between 1990 and 1992. In addition to his numerous honors and awards, Dr. Calvert has served on the Senate and Board of Governors of SFU, and on a number of external boards including Science World, BC Advanced Systems Institute, TRIUMF, Software Productivity Center, Jumpstart Performance Society, and the Center for Image and Sound Research. Dr. Tom Calvert has published over 100 papers and book chapters. He received his Doctorate in Electrical Engineering from Carnegie Mellon University in the United States.

      Allan S. Gibbins

      Mr. Allan S. Gibbins was appointed Director of DSI in January 1998. Mr. Gibbins held increasing senior management positions over a period of 16 years with DuPont Canada Inc. In 1986 he was the Director of ITT Cannon Canada Ltd., and served between 1988 and 1992 as Vice-President and General Manager of Nutone Electrical Inc. Since 1992, Mr. Gibbins is the President and CEO of Hubbell (Canada) Inc. The sales are in excess of $85 million representing multi-divisional product lines. He is the Chairman of the Electrical, Electronic Manufacturers Association of Canada (EEMAC). Mr. Gibbins has a Bachelor of Science (Honors, Chemistry) from Concordia University in Montreal. He brings many years of sales and marketing experience in such diverse industries as electrical, electronic, plastics, textile fibers, paint and chemicals. He has outstanding skills in the areas of merger and acquisition negotiation, financial control systems, restructuring, training and team building.

      Timothy Heaney

      Mr. Timothy Heaney was appointed VP Marketing of DSI Datotech Systems Inc. effective February 19, 2001. From 1994 through 2001, he was the Director of Marketing for SR Telecom Inc., a manufacturer of microwave telecommunications systems. Mr. Heaney is a professional engineer with over 17 years experience in international business development, sales and marketing, product management and contracts and project execution. Mr. Heaney received his Bachelor of Engineering from Concordia University, Montreal, in 1983.

      Michel Lavallee

      Mr. Michel Lavallee was appointed VP Engineering & RD of DSI Datotech Systems Inc. effective June 25, 2001. From June 2000 to June 2001 Mr.
      Lavallee was the VP Technology and Chief Technology Officer for DTI-Infogrames (division of Infogrames Europe) a company producing and distributing gaming software for the In-Flight Entertainment (IFE) and Interactive Television (iTV) markets. From 1994 to 2000 he was Director of R&D, Software Engineering and Director of Business Development for the Centre de Research Informatique de Montreal (CRIM). CRIM specializes in offering technology learning courses and leading edge research and development services across the various information technology fields. Mr. Lavallee brings over 17 years experience with complex computerized systems, most of which was spent in various management positions for small, medium and large companies. Mr. Lavallee has a B. Sc. Computer Science (Systems) from Canada's Royal Military College in St-Jean sur Richelieu.

      Gary Chamandy-Cook

      Mr. Gary Chamandy-Cook was appointed the position of VP, Finance and Administration effective June 10, 2001. From 2000 to June 2001 Mr. Chamandy-Cook was Chief Financial Officer for BDO Road Digital Inc., a company offering high-speed terminals that access email and the internet from public locations. From 1990 to 1999 he was the President and CFO of Radius Maple Leaf Footwear Inc., a leading injection moulding footwear producer. He has a strong financial and business background with over 20 years experience at senior management levels for various businesses. Mr. Chamandy-Cook was most recently Chief Financial Officer for VDO Road Digital Inc., a company offering high-speed terminals that access e-mail and the Internet from public locations. Mr. Chamandy-Cook has a B.Comm from McGill University where he majored in Finance and Marketing.

      John Paul Higgins

      Mr. Paul Higgins was appointed Vice-President, Corporate Development in 2001. Mr. Higgins, over a 17 year period, has held increasingly senior positions in systems engineering, product and channel management, communications and business development with Lockheed Martin Canada, Nortel APS, Astec APS (an Emerson company) and most recently Lumenon Innovative Lightwave Technology. Mr. Higgins has a B.E.Sc. (Electrical Engineering) from University of Western Ontario.

      Family Relationship Between any Director and Executive Officer

      Mr. Edward Pardiak, Director and Chairman of the Board, and Mr. Allan Gibbins, Director, are brothers-in-law.

B.    Compensation

      The following table sets forth the compensation paid to DSI's directors and members of its supervisory bodies for the last three fiscal years:

---------------------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation                            Long Term Compensation
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      Awards                   Payouts
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Securities     Restricted
                                                                              Under        Shares or
                                                            Other Annual     Options/      Restricted     LTIP(2)     All Other
Name and Principal       Year       Salary        Bonus     Compensation   SARs Granted   Share Units     Payouts   Compensation
Position                              ($)          ($)          ($)             (#)            ($)          ($)          ($)
---------------------------------------------------------------------------------------------------------------------------------
Edward C. Pardiak,       1998      $120,000      $40,000      $4,379.60       70,000           Nil          Nil        $2,000
Chairman, President      1999      $120,000        Nil        $3,600          50,000           Nil          Nil        $2,900
and Chief Executive      2000      $120,000        Nil        $3,600          95,000           Nil          Nil        $2,900
Officer
---------------------------------------------------------------------------------------------------------------------------------
Elli Segev,              1998      $120,000      $40,000      $4,315.25       50,000           Nil          Nil        $1,500
Former President,        1999      $120,000        Nil        $3,600          50,000           Nil          Nil        $2,900
Former Chief             2000      $110,000        Nil        $3,300          95,000           Nil          Nil        $2,900
Executive Officer
(Up to October 6, 2000)
---------------------------------------------------------------------------------------------------------------------------------

(1) "SAR" or "stock appreciation right" means a right granted by DSI, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of DSI.

(2) "LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

      Employment Contracts

      DSI has entered into an agreement with Edward C. Pardiak Holding Limited (the "Pardiak Agreement"), which is controlled by Mr. Edward C. Pardiak, Chief Executive Officer and Chairman of the Board, effective November 1, 2000. The Pardiak Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Pardiak Agreement, Mr. Pardiak is to be paid a fee of $12,500 per month together with a car allowance in the amount of $1,000 per month. DSI may terminate the Pardiak Agreement for cause. If the Pardiak Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Pardiak a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

      Additional compensation to be awarded to Mr. Pardiak under the Pardiak Agreement is 1,300,000 shares of common stock that are held by an escrow agent as performance shares pursuant to the terms and provisions of an escrow agreement. DSI has entered into an escrow agreement by and among the Pacific Corporate Trust Company (the "Trustee"), DSI and Pardiak Management International Limited dated as of November 17, 1997. The Trustee holds 1,300,000 shares in escrow until directed to be released by the Canadian Venture Exchange. Under the escrow agreement, the shares will be released when DSI achieves earnings before taxes and depreciation of $250,000.

      DSI has entered into an agreement with Lemtra Management Inc. (the "Lemtra Agreement"), which is controlled by Mr. Robert M. Egery, President and Chief Operating Officer and Director of DSI effective December 1, 2000. The Lemtra Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Lemtra Agreement, Mr. Egery is to be paid a fee of $12,500 per month together with a car allowance in the amount of $700 per month. DSI may terminate the Lemtra Agreement for cause. If the Lemtra Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Egery a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

      Board Committees

      Members of the Advisory Board are elected by the Directors of DSI. The advisors have in-depth knowledge of innovative technologies and financial experience that augments DSI's management capabilities and technology leadership in gesture recognition technology. The following table sets out the names of the Advisory Board members, their principal occupations and the period of time that they have been Advisory Board Directors of DSI. The Advisory Board has no formal authority. All of the Advisory Board members are residents of Canada.

--------------------------------------------------------------------------------
Name                  Principal Occupation             Period as Advisory Board
                                                       Member
--------------------------------------------------------------------------------
Kenneth P. Barr       President and CEO, Combined      Since December 13, 1999
                      Telecom Inc.
--------------------------------------------------------------------------------
Wayne A. Taylor       President, FGH Insurance         Since December 13, 1999
                      Agencies Ltd.
--------------------------------------------------------------------------------

      Dr. Calvert and Mr. Gibbins are members of DSI's Audit Committee and DSI's Compensation Committee.

D.    Employees

      As at October 31, 2001, DSI had 28 full-time employees including 16 engineers, scientists and technicians and 5 administrative, marketing and support staff.

E.    Share Ownership

      The  following  table  sets  forth  certain  information   concerning  the
      beneficial ownership of DSI's shares of common stock or options to purchase shares of common stock as at June 30, 2001 for each officer and director of DSI at that date:

--------------------------------------------------------------------------------
                                     Number of Shares       Percentage of Shares
Name of Beneficial Shareholder       of Common Stock(1)     of Common Stock
--------------------------------------------------------------------------------
Edward C. Pardiak                    2,246,184(2)           10.1%
--------------------------------------------------------------------------------
Robert M. Egery                        187,500(3)            0.9%
--------------------------------------------------------------------------------
Allan S. Gibbins                       273,850(4)            1.2%
--------------------------------------------------------------------------------
Thomas Calvert                         185,750(5)            0.8%
--------------------------------------------------------------------------------
Timothy Heaney                          31,250(6)            0.1%
--------------------------------------------------------------------------------
Michel Lavallee                         31,250(7)            0.1%
--------------------------------------------------------------------------------
Gary Chamandy-Cook                      64,250(8)            0.3%
--------------------------------------------------------------------------------
John Paul Higgins                       31,250(9)            0.1%
--------------------------------------------------------------------------------

1) As at June 30, 2001, the number of shares of common stock outstanding was 22,012,334.

2) Includes 1,536,842 shares owned by Pardiak Management International Limited, a corporation controlled by Edward Pardiak, including 1,300,000 being held in escrow, and warrants to purchase 236,842 shares of common stock at an exercise price of $0.66 per share. Also includes options issued to Mr. Pardiak to purchase (i) 230,000 shares of common stock at an exercise price of $0.75 per share, (ii) 70,000 shares of common stock at an exercise price of $0.80 per share, (iii) 50,000 shares of common stock at an exercise price of $0.40 per share, (iv) 45,000 shares of common stock at an exercise price of $1.12 per share, (v) 37,500 shares of common stock at an exercise price of $0.80 per share, (vi) 40,000 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options issued to Mr. Pardiak to purchase (i) 12,500 shares of common stock at an exercise price of $0.80 per share, and (ii) 65,000 shares of common stock at an exercise price of $0.50 per share.

3) Includes options to purchase 187,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 162,500 shares of common stock at an exercise price of $0.50 per share.

4) Includes options to purchase (i) 100,000 shares of common stock at an exercise price of $0.80 per share, (ii) 50,000 shares of common stocks at an exercise price of $0.40 per share, (iii) 12,000 shares of common stock at an exercise price of $1.12 per share, (iv) 18,750 shares of common stock at an exercise price of $1.00 per share and (v) 37,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase (i) 6,250 shares of common stock at an exercise price of $1.00 per share and (ii) 62,500 shares of common stock at an exercise price of $0.50 per share.

5) Includes options to purchase (i) 100,000 shares of common stock at an exercise price of $0.80 per share, (ii) 12,500 shares of common stock at an exercise price of $0.40 per share, (iii) 12,000 shares of common stock at an exercise price of $1.12 per share, (iv) 18,750 shares of common stock at an exercise price of $1.00 per share and (v) 37,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase (i) 6,250 shares of common stock at an exercise price of $1.00 per share and (ii) 62,500 shares of common stock at an exercise price of $0.50 per share.

6) Includes options to purchase 31,250 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 93,750 shares of common stock at an exercise price of $0.50.

7) Includes options to purchase 31,250 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 93,750 shares of common stock at an exercise price of $0.50.

8) Includes options to purchase 31,250 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 93,750 shares of common stock at an exercise price of $0.50.

9) Includes options to purchase 31,250 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 93,750 shares of common stock at an exercise price of $0.50.

      The Directors and Officers of DSI, as a whole, are the beneficial owners of 3,082,534 shares of common stock, including options to purchase 1,215,250 shares of common stock, representing 13.9% of the issued and outstanding capital of DSI as at October 31, 2001, assuming exercise of their vested options.

      The following table lists the stock options granted to the Directors and Employees of DSI during the fiscal year ended October 31, 2000.

----------------------------------------------------------------------------------------------------
Name of Optionee          Number of   Percentage of        Exercise       Market Value    Expiration
                         Securities   Total Options         Or Base      of Securities          Date
                              Under      Granted to           Price         Underlying    (yy/mm/dd)
                            Options    Employees in    ($/Security)     Options on the
                            Granted     Fiscal 2000                      Date of Grant
                                                                          ($/Security)
----------------------------------------------------------------------------------------------------
Wayne Taylor                 30,000           3.07%           $0.40              $0.43      11/18/02
----------------------------------------------------------------------------------------------------
Kenneth P. Barr              30,000           3.07%           $0.40              $0.43      11/18/02
----------------------------------------------------------------------------------------------------
Evan Graham                  64,000           6.55%           $0.40              $0.43      11/18/04
----------------------------------------------------------------------------------------------------
Betsy Shimokura              45,000           4.61%           $0.40              $0.43      11/18/04
----------------------------------------------------------------------------------------------------
David Fernandes              24,000           2.46%           $0.40              $0.43      11/18/04
----------------------------------------------------------------------------------------------------
Paul Rada                    22,000           2.25%           $0.40              $0.43      11/18/04
----------------------------------------------------------------------------------------------------
Shyan Ku                     22,000           2.25%           $0.40              $0.43      11/18/04
----------------------------------------------------------------------------------------------------
Robert Wiebe                 12,000           1.23%           $0.40              $0.43      11/18/04
----------------------------------------------------------------------------------------------------
Shyan Ku                     30,000           3.07%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Paul Rada                    30,000           3.07%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Robert Wiebe                 10,000           1.02%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Evan Graham                  37,000           3.79%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Betsy Shimokura              27,000           2.76%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Elli Segev                   45,000           4.61%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Edward C. Pardiak            45,000           4.61%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Tom Calvert                  12,000           1.23%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Allan S. Gibbins             12,000           1.23%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Alison J. Taylor             20,000           2.05%           $1.12              $1.40      04/12/05
----------------------------------------------------------------------------------------------------
Wayne Taylor                150,000          15.35%           $1.00              $1.00      06/02/03
----------------------------------------------------------------------------------------------------
Kenneth P. Barr              70,000           7.16%           $1.00              $1.00      06/02/03
----------------------------------------------------------------------------------------------------
Tom Calvert                  25,000           2.56%           $1.00              $1.00      06/02/03
----------------------------------------------------------------------------------------------------
Allan S. Gibbins             25,000           2.56%           $1.00              $1.00      06/02/03
----------------------------------------------------------------------------------------------------
Debbie Bortolussi            30,000           3.07%           $0.80              $1.00      06/02/03
----------------------------------------------------------------------------------------------------
Elli Segev                   50,000           5.12%           $0.80              $1.00      06/02/05
----------------------------------------------------------------------------------------------------
Edward C. Pardiak            50,000           5.12%           $0.80              $1.00      06/02/05
----------------------------------------------------------------------------------------------------
Betsy Shimokura              20,000           2.05%           $0.80              $1.00      06/02/03
----------------------------------------------------------------------------------------------------
Martin Livesey               20,000           2.05%           $1.12              $1.20      06/28/05
----------------------------------------------------------------------------------------------------
Jeffrey Sketchley            20,000           2.05%           $1.12              $0.92      09/25/05
----------------------------------------------------------------------------------------------------
TOTAL                       977,000         100.00%
----------------------------------------------------------------------------------------------------

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

      The following table sets forth certain information regarding the beneficial ownership of the shares of common stock of DSI, as of June 30, 2001, by each person, who is known by DSI to own beneficially more than five percent of the outstanding shares of common stock.

--------------------------------------------------------------------------------
                                     Number of Shares       Percentage of Shares
Name of Beneficial Shareholder       of Common Stock(1)     of Common Stock
--------------------------------------------------------------------------------
Edward C. Pardiak                    2,246,184(2)           10.1%
--------------------------------------------------------------------------------
Elli Segev                           1,300,000(3)           5.91%
--------------------------------------------------------------------------------

1) As at October 31, 2001, the number of shares of common stock outstanding was 22,151,934.

2) Includes 1,536,842 shares owned by Pardiak Management International Limited, a corporation controlled by Edward Pardiak, including 1,300,000 being held in escrow, and warrants to purchase 236,842 shares of common stock at an exercise price of $0.66 per share. Also includes options issued to Mr. Pardiak to purchase (i) 230,000 shares of common stock at an exercise price of $0.75 per share, (ii) 70,000 shares of common stock at an exercise price of $0.80 per share, (iii) 50,000 shares of common stock at an exercise price of $0.40 per share, (iv) 37,500 shares of common stock at an exercise price of $1.12 per share, (v) 37,500 shares of common stock at an exercise price of $0.80 per share, (vi) 40,000 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options issued to Mr. Pardiak to purchase (i) 12,500 shares of common stock at an exercise price of $0.80 per share, and (ii) 65,000 shares of common stock at an exercise price of $0.50 per share.

1) 1,300,000 shares of common stock are held by an escrow agent for Elli Segev Holdings Limited, a corporation controlled by Elli Segev.

B.    Related Party Transactions

      DSI has entered into an agreement with Edward C. Pardiak Holding Limited (the "Pardiak Agreement"), which is controlled by Mr. Edward C. Pardiak, Chief Executive Officer and Chairman of the Board, effective November 1, 2000. The Pardiak Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Pardiak Agreement, Mr. Pardiak is to be paid a fee of $12,500 per month together with a car allowance in the amount of $1,000 per month. DSI may terminate the Pardiak Agreement for cause. If the Pardiak Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Pardiak a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

      The share of compensation to be awarded to Mr. Pardiak under the Pardiak Agreement is 1,300,000 common shares that are to be held by an escrow agent as performance shares pursuant to the terms and provisions of an escrow agreement.

      DSI has entered into an escrow agreement by and among the Pacific Corporate Trust Company (the "Trustee"), DSI and Pardiak Management International Limited dated as of November 17, 1997 whereby the Trustee is holding 1,300,000 shares of common stock in escrow until directed to be released by the Vancouver Stock Exchange. So long as the shares are held in escrow, Pardiak Management International Limited may exercise all voting rights attached to the shares but waived the right to receive dividends or any distributions in the event of a winding up or dissolution of DSI. One escrow share will be released for each $0.25 in operating revenue each year.

C.    Interest of Experts and Counsel

      None

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information

      Refer to Item 17

B.    Significant Changes

      None

Item 9. Listing

Markets

DSI's shares are listed and posted for trading on the CDNX (symbol DSI). The 12-month high-low stock range has been between $0.35 and $1.11 Canadian.

The following table sets forth the reported low and high bid prices for the shares of common stock of DSI as quoted on the CDNX on a quarterly basis for the fiscal years 1999 and 2000 and for the first and second quarters of fiscal 2001, and on monthly basis for May and June 2001. All figures are in Canadian Dollars.

Quarter                                 High                Low
-------                                 ----                ---
02/01/99 to 04/30/99                    $0.60               $0.28
05/01/99 to 07/31/99                    $0.43               $0.25
08/01/99 to 10/31/99                    $0.40               $0.22

11/01/99 to 01/31/00                    $1.30               $0.20
02/01/00 to 04/30/00                    $2.65               $0.80
05/01/00 to 07/31/00                    $1.75               $1.00
08/01/00 to 10/31/00                    $1.20               $0.62
11/01/00 to 01/31/01                    $0.92               $0.40
02/01/01 to 04/30/01                    $0.80               $0.50
05/01/01 to 07/31/01                    $1.11               $0.35

Month                                   High                Low
-----                                   ----                ---
08/01/01 to 08/31/01                    $0.78               $0.55
09/01/01 to 09/30/01                    $0.70               $0.50
10/01/01 to 10/31/01                    $0.60               $0.42

At October 31, 2001, DSI had 22,151,934 shares of common stock issued and outstanding and estimated 1,564 record owners.

Item 10. Additional Information

A.    Share Capital

      (a) The authorized share capital consists of 100,000,000 shares of common stock without par value.

            Issued:
                                             2000                         1999
-----------------------------------------------------------------------------------------
                                    No. of                        No. of
                                    Shares         Amount         Shares         Amount
-----------------------------------------------------------------------------------------
Balance, beginning of year       15,057,940    $  5,834,305     13,953,940    $ 5,569,546
-----------------------------------------------------------------------------------------
Issued during the year
  For cash
    - private placements, net     3,775,994       3,217,792      1,104,000        264,759
      of share issue costs
    - exercise of options           437,250         220,200             --             --
    - exercise of warrants        1,895,786       1,535,313             --             --
-----------------------------------------------------------------------------------------
                                  6,109,030       4,973,305      1,104,000        264,759
-----------------------------------------------------------------------------------------
                                 21,166,970      10,807,610     15,057,940      5,834,305
Less:
  Company shares held, net          (57,600)        (46,833)       (57,600)       (46,833)
    of shares resold
-----------------------------------------------------------------------------------------
Balance, end of year             21,109,370    $ 10,760,777     15,000,340    $ 5,787,472
=========================================================================================

B.    Memorandum and Articles of Association

      DSI's Certificate of Incorporation was ordinarily filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on May 7, 1987 under the name Rhino Resources Inc. with the entry number 326273. DSI changed its name by filing of a Certificate of Change of Name to DSI Datotech Systems Inc. on April 19, 1996. DSI was incorporated to conduct all lawful business pursuant to the laws of British Columbia and DSI's Certificate of Incorporation and Articles do not describe a business object or purpose.

      Pursuant to Part 11 of DSI's Articles (the "Articles") a director will disclose his interest in and not vote in respect of any proposed contract or transaction with DSI in which he is in any way directly or indirectly interested, but such director will be counted in the quorum at the meeting of the directors at which the proposed contract or transaction is approved.

      Pursuant to Part 13 of the Articles, DSI has established a Compensation Committee whose members consist of Dr. Thomas Calvert and Mr. Alan S. Gibbins. The Compensation Committee may meet and adjourn, as the members deem appropriate. Questions to be determined at a meeting shall be determined by a majority of votes. The Committee follows strict voting procedures. Each resolution has to be voted by a majority of the Directors. This is usually done by a unanimous vote. The Chairman has no additional power for voting.

      Pursuant to Part 10 of the Articles, the directors may borrow money in such amounts and upon such security and on such terms and conditions as they deem fit, for and on behalf of DSI. The Articles may be amended by special resolution or at the shareholders annual general meeting and by filing thereafter with Registrar of Companies in the Province of British Columbia, that is, they must disclose how borrowing provisions may be varied.

      DSI has one class of shares, common shares, which gives the shareholders one vote for each common share held.

C.    Material Contracts

      DSI has entered into an option agreement with NetFace LLC dated as of June 28, 2000. Pursuant to the terms of the option agreement, NetFace has the right to evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in interfaces for personal computer games, console games and Internet television. NetFace paid DSI a fee for an option exercisable through December 2002 to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use. Upon exercise of such option, NetFace shall pay DSI additional consideration in cash and securities of NetFace.

      DSI entered into an option agreement with Security Biometrics Inc. ("Biometrics") dated as of August 22, 2000. Pursuant to the terms of the option agreement, Biometrics had the right to evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in the interface and software for banking and financial transactions. Further Biometrics paid DSI a fee for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use. Upon the exercise of such option, Biometrics was to pay DSI additional consideration in cash and securities of Biometrics on or before July 22, 2001. The option to license agreement was terminated on October 31, 2001 after Biometrics did not exercise the option.

D.    Exchange Controls

      There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of shares of common stock, other than withholding tax requirements.

      There is no limitation imposed by Canadian law or by the articles or other charter documents of DSI on the right of a non-resident to hold or vote shares of common stock of DSI, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

      The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice, which may be given at any time up to 30 days after the implementation of the investment.

      An investment in shares of common stock of DSI by a non-Canadian that is a "WTO Investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of DSI and the value of the assets of DSI equaled or exceeded $192 million, the threshold established for 2000, as indicated on the financial statements of DSI for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

      An investment in shares of common stock of DSI by a non-Canadian, other than a WTO Investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of DSI and the value of the assets were $5.0 million or more, as indicated on the financial statements of DSI for its fiscal year immediately preceding the implementation of the investment.

      A non-Canadian, whether a WTO investor or otherwise, would acquire control of DSI for the purposes of the Investment Act if he, she or it acquired a majority of the shares of common stock of DSI or acquired all or substantially all of the assets used in conjunction with DSI's business. The acquisition of less than a majority, but one-third or more of the shares of common stock of DSI, would be presumed to be an acquisition of control of DSI unless it could be established that DSI was not controlled in fact by the acquirer through the ownership of the shares of common stock.

      The Investment Act would not apply to certain transactions in relation to shares of common stock of DSI, including:

      a. an acquisition of shares of common stock of DSI by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

      b. an acquisition of control of DSI in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

      c. an acquisition of control of DSI by reason of a amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of DSI, through the ownership of voting interests, remains unchanged.

E.    Taxation

      The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with DSI, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of DSI, to whom such shares are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

      Generally, shares of DSI will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of DSI as capital property for the purposes of the Canadian Tax Act.

      This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to security holders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

      Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

      WHILE  INTENDED  TO  ADDRESS  ALL  MATERIAL  CANADIAN  FEDERAL  INCOME TAX
      CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

      Generally, shares of DSI will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the Toronto Stock Exchange), the holder does not use or hold, and is not deemed to use or hold, the shares of DSI in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of DSI at any time within five years preceding the particular time.

      A holder of shares of DSI that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

      Dividends paid or deemed to be paid on the shares of DSI are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of the voting stock of DSI. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

F.    Dividends and Paying Agents

      Not Applicable

G.    Statements by Experts

      The consolidated financial statements of DSI at October 31, 2000 and for the three years then ended included in this Registration Statement have been audited by H. Ross McDonald, Chartered Accountants and independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization. Such firm's address is 543 Granville Street, Suite 1502, Vancouver, Canada, BC V6C 1X8.

H.    Documents on Display

      Not Applicable

I.    Subsidiary Information

      DSI has one wholly owned subsidiary, Interaction Technology Ltd., which was incorporated on May 14, 1996 pursuant to the laws of Canada. Its business address is 300 - 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6.

Item 12. Description of Securities Other than Equity Securities

A.    Debt Securities

      Not Applicable

B.    Warrants and Rights

      Not Applicable

C.    Other Securities

      Not Applicable

D.    American Depositary Receipts

      Not Applicable

Shares of Common Stock

DSI's authorized share capital consists of 100,000,000 shares of common stock without par value and as at April 30, 2001 DSI had 21,594,734 shares of common stock issued and outstanding. Holders of DSI's shares of common stock:

o Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

o Are entitled to share ratably in all of the assets available for distribution to holders of shares of Common stock upon liquidation, dissolution or winding up of our affairs; and

o Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund.

PART III

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not Applicable

Item 15. Reserved

Item 16. Reserved

Item 17. Financial Statements

Index to Financial Statements of DSI Datotech Systems Inc.

                                                                        Page No.
                                                                        --------
Nine Months ended July 31, 2001
      Consolidated Balance Sheets                                          F-1
      Consolidated Statements of Operations and Deficits                   F-2
      Consolidated Statements of Cash Flows                                F-3
      Notes to Consolidated Financial Statements                           F-4

Fiscal Years Ended October 31, 2000 and October 31, 1999
      Certificate filed with British Columbia Securities Commission        F-12
      Management's Responsibility                                          F-14
      Auditor's Report                                                     F-15
      Consolidated Balance Sheets                                          F-16
      Consolidated Statements of Loss and Deficit                          F-17
      Consolidated Statements of Cash Flows                                F-18
      Notes to Consolidated Financial Statements                           F-19

Fiscal Years Ended October 31, 1999 and October 31, 1998
      Certificate filed with British Columbia Securities Commission        F-34
      Management's Responsibility                                          F-36
      Auditor's Report                                                     F-37
      Consolidated Balance Sheets                                          F-38
      Consolidated Statements of Loss and Deficit                          F-39
      Consolidated Statements of Cash Flows                                F-40
      Notes to Consolidated Financial Statements                           F-41

Item 19. Exhibits

      1.1 Certificate of Incorporation of Rhino Resources Inc. dated May 7, 1987(1)

      1.2 Certificate of Change of Name from Rhino Resources Inc. to DSI Datotech Systems Inc. dated April 19, 1996(1)

      1.3 Articles (Bylaws) of DSI Datotech Systems Inc. filed as of January 28, 1998(1)

      1.4 Certificate of Incorporation of 3259722 Canada Inc. dated May 14, 1996.(1)

      1.5   Bylaws of 3259722 Canada Inc. dated November 1, 1998.(1)

      1.6 Certificate of Amendment for change of name from 3259722 Canada Inc. to Interactive Technology Ltd. dated July 21, 2000.(1)

      4.1 Gross Lease between CT Management Corp. and DSI Datotech Systems Inc., dated as of July 25, 2000.(1)

      4.2 DSI Datotech Systems Inc. 1996 Stock Option Plan dated as of November 15, 1996.(1)

      4.3 Consulting Agreement between DSI Datotech Systems Inc. and Edward C. Pardiak Holdings Limited, dated as of August 1, 1997.(1)

      4.4 Escrow Agreement by and among Pacific Corporate Trust Company, DSI Datotech Systems Inc., Pardiak Management International Limited dated as of November 17, 1997.(1)

      4.5 Option Agreement by and between DSI Datotech Systems Inc. and Security Biometrics Inc. dated August 22, 2000, with form of license agreement attached as exhibit. (1)

      4.6 Option Agreement by and between DSI Datotech Systems Inc. and NetFace LLC dated June 2000, with form of license agreement attached as exhibit. (1)

      4.7 Consulting Agreement between DSI Datotech Systems Inc. and Pardiak Management International Ltd. dated November 1, 2000 (2).

      4.8 Consulting Agreement between DSI Datotech Systems Inc. and Robert Egery dated December 1, 2000 (2).

      4.9   CIBC Letter of Credit dated July 21, 2000.(2)

      8.1   List of Subsidiaries(1)

      23.1  Consent of G. Ross McDonald.(3)

            (1) Previously filed with the registration statement on April 16, 2001 and incorporated herein by reference.

            (2) Previously filed with the SEC along with amendment No. 2 on October 2, 2001

            (3)   Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

DSI Datotech Systems Inc.

By: /s/ Edward C. Pardiak
    ---------------------
Edward C. Pardiak
Chief Executive Officer and Chief Financial Officer


Date:   January 31, 2002

DSI DATOTECH SYSTEMS INC.

BALANCE SHEETS

(Unaudited)
--------------------------------------------------------------------------------
                                                       July 31,     October 31,
                                                         2001          2000
--------------------------------------------------------------------------------

                                     ASSETS
CURRENT ASSETS
     Cash and short term deposits                  $  2,167,401    $  4,079,315
     Accounts receivable and advances                    78,146          25,389
     Prepaid expense                                     36,643          30,196
--------------------------------------------------------------------------------
                                                      2,282,190       4,134,900

INVESTMENT IN GESTURE RECOGNITION
     TECHNOLOGY (Note 2)                                855,653         915,803

CAPITAL ASSETS (Note 3)                                 527,009         212,564
--------------------------------------------------------------------------------
                                                   $  3,664,852    $  5,263,267
================================================================================

                                  LIABILITIES
CURRENT LIABILITIES
     Accounts payable and accrued liabilities      $    276,594    $    212,679
--------------------------------------------------------------------------------

                              SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 4)                               11,170,147      10,760,777

DEFICIT                                              (7,781,889)     (5,710,189)
--------------------------------------------------------------------------------
                                                      3,388,258       5,050,588
--------------------------------------------------------------------------------
                                                   $  3,664,852    $  5,263,267
================================================================================

APPROVED BY THE DIRECTORS

            "Edward C. Pardiak"
---------------------------------------------
Director - Edward C. Pardiak

             "Robert M. Egery"
---------------------------------------------
Director - Robert M. Egery

DSI DATOTECH SYSTEMS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

----------------------------------------------------------------------------------------------------
                                             Three Months Ended July 31,  Nine Months Ended July 31,
                                                 2001          2000          2001          2000
----------------------------------------------------------------------------------------------------
REVENUE
   Option income                              $   150,000   $   147,730   $   150,000   $   147,730
   Licensing fees                                      --            --         3,750            --
   Investment income and recoveries                25,976        66,470       129,861        72,828
----------------------------------------------------------------------------------------------------
                                                  175,976       214,200       283,611       220,558
----------------------------------------------------------------------------------------------------
EXPENSES
   RESEARCH AND DEVELOPMENT
      Salaries and benefits                       175,892        89,624       564,620       247,233
      Amortization                                 57,610        30,820       130,996        58,820
      Prototype development                         7,919        12,499        24,268        22,022
      Consultants                                      --            --         6,425            --
      Reports                                          --            --            --         8,710
----------------------------------------------------------------------------------------------------
                                                  241,421       132,943       726,309       336,785
----------------------------------------------------------------------------------------------------
   GENERAL AND ADMINISTRATIVE
      Management fees and benefits                141,282        60,000       339,436       180,000
      Salaries and benefits                        60,744        16,999       232,510        42,242
      Travel and accommodation                     46,951        28,703       126,472        39,019
      Recruitment and staff training               18,786        26,910       106,862        29,609
      Investor relations and promotion             27,785        13,703        94,531        20,439
      Rent                                         27,132        10,101        81,746        28,803
      Consulting fees                              41,400        24,196        75,992        29,512
      Office and miscellaneous                     28,701         3,410        74,557        26,060
      Corporate marketing                          74,432        88,140        74,432        88,140
      Legal, audit and accounting                  21,420        12,286        73,790        23,029
      Printing and shareholders information         6,128         5,299        55,546        22,936
      Telephone and communications                  8,650         8,881        28,566        18,290
      Amortization                                  3,795         8,222        26,370        17,202
      Market research                              25,725            --        25,725            --
      Corporation capital tax                       3,181            --        19,087            --
      Insurance                                     5,558         4,800        18,840        15,573
      Transfer agent                                  692         3,638         7,744        12,800
      Regulatory fees                               3,458         1,135         7,278         4,391
      Equipment rental                              1,415            --         4,381            --
----------------------------------------------------------------------------------------------------
                                                  547,235       316,423     1,473,865       598,045
----------------------------------------------------------------------------------------------------
NET LOSS BEFORE THE FOLLOWING                     612,680       235,166     1,916,563       714,272
   Restructuring costs                                501            --       155,137            --
----------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                           613,181       235,166     2,071,700       714,272

DEFICIT, BEGINNING OF PERIOD                    7,168,708     5,434,077     5,710,189     4,954,271
----------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                        $ 7,781,889   $ 5,669,243   $ 7,781,889   $ 5,669,243
====================================================================================================
LOSS PER SHARE                                $      0.03   $      0.01   $      0.10   $      0.04
====================================================================================================
WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING                       21,571,885    18,328,319    21,571,885    18,328,319
====================================================================================================

DSI DATOTECH SYSTEMS INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

------------------------------------------------------------------------------------------------------------
                                                  Three Months Ended July 31,     Nine Months Ended July 31,
                                                       2001          2000           2001           2000
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net loss for the period                        $  (613,181)   $  (235,166)   $(2,071,700)   $  (714,272)
   Less item not requiring cash
      Amortization                                     61,405         39,042        157,366         76,022
   Net change in non-cash working
     capital items
      Accounts receivable and advances                (78,146)        19,559        (52,757)       (12,822)
      Prepaid expense                                   4,227         20,818         (6,447)       (14,550)
      Accounts payable and accrued liabilities         94,402        (57,710)        63,915       (214,348)
------------------------------------------------------------------------------------------------------------
   Cash applied to operating activities              (531,293)      (213,457)    (1,909,623)      (879,970)
------------------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES
   Investment in Gesture Recognition Technology            --        (10,552)            --        (31,634)
   Capital assets                                     (72,846)       (28,781)      (411,661)       (40,378)
------------------------------------------------------------------------------------------------------------
   Cash applied to investing activities               (72,846)       (39,333)      (411,661)       (72,012)
------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Shares issued for cash, net of share issue
      costs                                           173,786        125,546        409,370      4,915,845
   Share subscriptions                                     --        (37,500)            --             --
------------------------------------------------------------------------------------------------------------
   Cash from financing activities                     173,786         88,046        409,370      4,915,845
------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
   AND SHORT TERM DEPOSITS                           (430,353)      (164,744)    (1,911,914)     3,963,863

CASH AND SHORT TERM DEPOSITS,
   BEGINNING OF PERIOD                              2,597,754      4,192,616      4,079,315         64,009
------------------------------------------------------------------------------------------------------------
CASH AND SHORT TERM DEPOSITS,
   END OF PERIOD                                  $ 2,167,401    $ 4,027,872    $ 2,167,401    $ 4,027,872
============================================================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JULY 31, 2001

(Unaudited)

--------------------------------------------------------------------------------

1.    SIGNIFICANT ACCOUNTING POLICIES

      (a)   Basis of Presentation

            The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended October 31, 2000.

            The Company's wholly owned subsidiary, Interactive Technologies Ltd. ("Interactive"), has been inactive since its incorporation. It is management's intention to allow the charter on Interactive to lapse.

            Certain amounts from the prior period have been reclassified to conform to the current period's presentation.

      (b)   Change in Accounting Policy

            (i)   Income Tax

                  In the first quarter of 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

                  Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

                  The adoption of the new standard had no effect on net loss for the nine months ended July 31, 2001.

            (ii)  Revenue Recognition

                  Revenue from the licensing of technology is recognized when the Company has completed or fulfilled the terms of the licensing agreement including delivery, acceptance and any elements essential pursuant to the terms of the licensing agreement.

                  Revenue from the granting of options to acquire the rights to exploit the technology is recognized upon fulfillment of terms pursuant to the option agreements and when collectibility is assured.

DSI DATOTECH SYSTEMS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JULY 31, 2001

(Unaudited)

--------------------------------------------------------------------------------

2.    INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY

      Acquisition and development costs to date:
      --------------------------------------------------------------------------
      Acquisition costs                                       $   246,830

      Development costs
        Balance, October 31, 2000 and July 31, 2001             1,302,913
      --------------------------------------------------------------------------
                                                                1,549,748

        Less:  accumulated amortization                          (694,095)
      --------------------------------------------------------------------------
                                                              $   855,653
      ==========================================================================

      On August 22, 2000 the Company entered into an Option and License agreement with Security Biometrics Inc. ("SBI"). Under this agreement, SBI has the financial obligation of US$3,000,000 which was due July 22, 2001. As payment has not been received, SBI has been in contact with DSI and has provided written confirmation of its intention to correct this breach. DSI has taken this request under advisement.

3.    CAPITAL ASSETS

      --------------------------------------------------------------------------
                                                   Accumulated     Net Book
                                          Cost     Amortization     Value
      --------------------------------------------------------------------------
      Furniture and equipment           $235,361     $ 47,710     $187,651
      Computer equipment                 271,433      106,822      164,611
      Leasehold improvements             205,691       30,944      174,747
      --------------------------------------------------------------------------
                                        $712,485     $185,476     $527,009
      ==========================================================================

4.    SHARE CAPITAL

      (a) The authorized share capital consists of 100,000,000 common shares without par value.

            Issued:
      --------------------------------------------------------------------------
                                             No. of Shares      Amount
      --------------------------------------------------------------------------
      Balance, October 31, 2000               21,166,970     $ 10,807,610
      --------------------------------------------------------------------------
      Issued during the period
        For cash
            - exercise of options                330,750          132,300
            - exercise of warrants               654,214          277,070
      --------------------------------------------------------------------------
                                                 984,964          409,370
      --------------------------------------------------------------------------
                                              22,151,934       11,216,980
      Less:
        Company shares held                      (57,600)         (46,833)
      --------------------------------------------------------------------------
      Balance, July 31, 2001                  22,094,334     $ 11,170,147
      ==========================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JULY 31, 2001

(Unaudited)

--------------------------------------------------------------------------------

4.    SHARE CAPITAL

      (b) A total of 3,068,750 common shares issued at $0.01 per share are subject to escrow restrictions, release of the shares is subject to the approval of regulatory authorities.

      (c) The Company has granted options to directors, officers and employees to purchase common shares at exercise prices determined by reference to the market value on the date of the grant. Under the Company's stock option plan, options may be granted for up to 4,150,000 common shares.

            The following summarizes information about stock options granted and outstanding at July 31, 2001, and changes during the period then ended:

      --------------------------------------------------------------------------
                                                                Weighted Average
                                                No. of Options   Exercise Price
      --------------------------------------------------------------------------
      Outstanding, October 31, 2000               2,408,500       $   0.75
        Granted                                   1,395,000           0.50
        Exercised                                  (330,750)          0.40
        Cancelled/expired                          (791,750)          0.81
      --------------------------------------------------------------------------
      Outstanding, July 31, 2001                  2,681,000       $   0.65
      ==========================================================================
      Options exercisable, July 31, 2001          1,622,500       $   0.70
      ==========================================================================

      As at July 31, 2001, outstanding options to acquire 2,691,000 common shares are exercisable as follows:

      --------------------------------------------------------------------------
                      No. of          Exercise             Expiry
                      Shares            Price               Date
      --------------------------------------------------------------------------
                      230,000           0.75           May 9, 2002
                       37,500           0.40           November 4, 2002
                       45,000           0.40           November 18, 2002
                      270,000           0.80           January 13, 2003
                      370,000           1.00           June 2, 2003
                       50,000           0.50           September 22, 2003
                      112,500           0.40           December 11, 2003
                       20,000           0.40           January 4, 2004
                       22,000           0.40           November 18, 2004
                       99,000           1.12           April 12, 2005
                       50,000           0.80           June 2, 2005
                       20,000           1.12           June 28, 2005
                       20,000           1.12           September 25, 2005
                      350,000           0.50           November 14, 2005
                      340,000           0.50           February 22, 2006
                      145,000           0.50           April 25, 2006
                      500,000           0.50           June 25, 2006
                    ---------
                    2,681,000
                    =========

DSI DATOTECH SYSTEMS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JULY 31, 2001

(Unaudited)

--------------------------------------------------------------------------------

4.    SHARE CAPITAL (continued)

      (d) As at July 31, 2001, outstanding warrants to purchase 2,792,048 common shares are exercisable as follows:

      --------------------------------------------------------------------------
                                No. of          Exercise           Expiry
       Warrants                 Shares           Price              Date
      -------------------------------------    ---------      ------------------

                                2,023,426      $  0.66        January 26, 2002
                                   91,200 *       1.75        October 10, 2001
                                   35,785 *       1.75        October 20, 2001
                                  456,000         2.16        April 10, 2002
                                  185,637         2.16        April 20, 2002
                                =========
                                2,792,048
                                =========

            * agent's compensation warrants exercisable to acquire 91,200 and 35,785 units, each unit consisting of one common share and share purchase warrants exercisable to acquire 45,600 common shares at $2.16 per share until April 10, 2002 and to acquire 17,893 common shares at $2.16 per share to April 20, 2002 respectively.

5.    RELATED PARTY TRANSACTIONS

      A total of $324,000 was paid to three companies controlled by directors and a former officer of the Company for management and administrative services.

      Included in restructuring costs is an amount of $100,000 paid to a company controlled by a director for a signing bonus.

6.    SEGMENT DISCLOSURES

      The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, development, sales and licensing of its Gesture Recognition Technology.

      Financial information on the Company's geographic areas is as follows:

      --------------------------------------------------------------------------
                              Three Months Ended             Nine Months Ended
                                   July 31,                       July 31,
                                2001       2000              2001        2000
      --------------------------------------------------------------------------
      Revenue
         Canada               $ 25,976   $ 66,470          $129,861   $ 72,828
         United States         150,000    147,730          $153,750   $147,730
      --------------------------------------------------------------------------
                              $175,976   $214,200          $283,611   $220,558
      ==========================================================================

      All of the Company's assets are located in Canada.

DSI DATOTECH SYSTEMS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JULY 31, 2001

(Unaudited)

--------------------------------------------------------------------------------

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

      These financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from U.S. GAAP. The differences between Canadian and U.S. GAAP are summarized below:

      (a)   Comprehensive Income

            Under U.S. GAAP, Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For the periods ended July 31, 2001 and 2000, the Company's comprehensive loss was the same as its net loss.

      (b)   Loss Per Share

            The calculation of loss per share in accordance with U.S. GAAP corresponds with that in Canada, except as follows:

            Pursuant to the Requirements of SFAS No. 128, shares issued on a contingent basis are excluded from the calculation of loss per share.

            - Loss per share under U.S. GAAP has been restated to exclude a total of 3,068,750 common shares issued at $0.01 per share in prior years. The shares were issued pursuant to the policies of the Canadian Venture Exchange (the "Exchange") whereby shares may be issued to senior directors at a discount under an incentive program. The shares are held in escrow and may be released from escrow only upon the fulfillment of performance criteria as set out under the rules of the Exchange and the attainment of Exchange approval for such release. Consideration received for the shares is credited to share capital upon the issuance of the shares. Compensation expense will be recognized upon the release of the shares from escrow and measures using the intrinsic value on the date the performance criteria is satisfied.

      (c)   Compensatory Options

            i)    Employees

            The following summarizes information about employee stock options granted and outstanding at July 31, 2001, and changes during the period then ended:

      --------------------------------------------------------------------------
                                                Nine Months Ended July 31, 2001
      --------------------------------------------------------------------------
                                                                Weighted Average
                                                No. of Options   Exercise Price
      --------------------------------------------------------------------------
      Outstanding at October 31, 2000              599,500           $0.72
        Granted                                    615,000            0.50
        Exercised                                 (180,750)           0.40
        Expired/Cancelled                         (366,750)           0.48
      --------------------------------------------------------------------------
      Outstanding at July 31, 2001                 667,000           $0.52
      --------------------------------------------------------------------------
      Options exercisable at
       July 31, 2001                               228,250           $0.61
      --------------------------------------------------------------------------

            The weighted average fair value of the stock options granted during the period ended July 31, 2001 was $0.31. Summary information about the 667,000 options outstanding at July 31, 2001 follows:

      --------------------------------------------------------------------------
                                    Options         Options         Weighted
                                  Exercisable     Outstanding        Average
                                 July 31, 2001   July 31, 2001    Remaining Life
      --------------------------------------------------------------------------
      Range of Exercise Price
        $0.40 to $0.50              180,750         597,000         4.6 years
        $1.12                        47,500          70,000         3.0 years
      --------------------------------------------------------------------------
                                    228,250         667,000         4.4 years
      ==========================================================================


            Under both Canadian and U.S. GAAP, stock-based compensation on options granted to employees is not recorded as an expense. However, under U.S. GAAP, pro-forma information regarding net loss and loss per share is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under the fair value method.


            The Black-Scholes option valuation model was developed for use in estimating for the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially effect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

DSI DATOTECH SYSTEMS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JULY 31, 2001

(Unaudited)

--------------------------------------------------------------------------------

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

            The fair value for these options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the period ended July 31, 2001.

      --------------------------------------------------------------------------
      Risk-free interest rate                                        3.25%
      Expected dividend yield                                          --
      Expected stock price volatility                                  78%
      Expected life in years                                         3.97%
      --------------------------------------------------------------------------

            For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro-forma effect on net loss for the period ended July 31, 2001 may not be representative of the actual results had the Company accounted for the stock options using the fair value method. The Company's pro-forma information follows:


      --------------------------------------------------------------------------
      Net loss, under U.S. GAAP                                $ 2,203,846

      Pro-forma net loss                                       $ 2,262,672
      --------------------------------------------------------------------------
      Basic and diluted loss per share                         $      0.12

      Pro-forma basic and diluted
         loss per share                                        $      0.12
      --------------------------------------------------------------------------
      Weighted average number of shares
         outstanding                                            18,503,135
      --------------------------------------------------------------------------


            Because SFAS No. 123 applies only to stock-based compensation awards for the fiscal year ended February 29, 1996 and future years, the pro-forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, non-vested awards.

DSI DATOTECH SYSTEMS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JULY 31, 2001

(Unaudited)

--------------------------------------------------------------------------------

      ii)   Non-employees

            The following summarizes information about non-employee stock options granted and outstanding at July 31, 2001 and changes during the period then ended:

      --------------------------------------------------------------------------
                                                                Weighted Average
                                                No. of Options   Exercise Price
      --------------------------------------------------------------------------
      Outstanding at October 31, 2000                1,809,000       $0.76
        Granted                                        780,000        0.50
        Exercised                                     (150,000)       0.40
        Expired                                       (425,000)       0.80
      --------------------------------------------------------------------------
      Outstanding at July 31, 2001                   2,014,000       $0.68
      --------------------------------------------------------------------------
      Options exercisable at
       July 31, 2001                                 1,394,250       $0.72
      --------------------------------------------------------------------------


            Under Canadian GAAP, compensation expense on stock options granted to non-employees is not recorded. Under U.S. GAAP, compensation expense on options granted to non-employees is recorded as an expense in the period the options are vested.


            Stock options granted to non-employees are accounted for using the fair value method, in accordance with SFAS No. 123. The fair values of the options were estimated using the Black-Scholes Option Pricing Model, with the following weighted average assumptions for the grants made in the period ended July 31, 2001.

            Risk-free interest rate                            3.25%
            Expected dividend yield                              --
            Expected stock price volatility                     78%
            Expected life in years                              2.8

            Summary information about the Company's non-employee options outstanding at July 31, 2001 is as follows:

      --------------------------------------------------------------------------
                                    Options         Options         Weighted
      Summary of                  Exercisable     Outstanding        Average
      Exercise Prices            July 31, 2001   July 31, 2001    Remaining Life
      --------------------------------------------------------------------------
      $0.40                         195,000         195,000            1.8
       0.50                         332,500         830,000            4.3
       0.75                         230,000         230,000            0.8
       0.80                         307,500         320,000            1.8
       1.00                         277,500         370,000            1.8
       1.12                          51,750          69,000            1.7
      --------------------------------------------------------------------------
                                  1,394,250       2,014,000            2.8
      ==========================================================================

      (d)   Difference in Accounting Policy

            Under Canadian GAAP, the Company has capitalized certain acquisition and development costs related to the investment in Gesture Recognition Technology. Under U.S. GAAP, pursuant to the requirements under SFAS No. 86, all costs are charged to research and development expenses when incurred until technical feasibility has been established for the product. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs will be amortized based on current and future revenue for the product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

      (e)   Reconciliation

            The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

            Balance Sheets

            Increase (decrease) in accounts to comply with U.S. GAAP:

--------------------------------------------------------------------------------
                                                      July 31,       October 31,
                                                       2001             2000
--------------------------------------------------------------------------------
Total assets under Canadian GAAP                   $ 3,664,852      $ 5,263,267

Decrease in Investment in Gesture
   Recognition Technology                             (855,653)        (915,803)
--------------------------------------------------------------------------------
Total assets under U.S. GAAP                       $ 2,809,199      $ 4,347,464
================================================================================
Shareholders' equity under Canadian GAAP           $ 3,388,258      $ 5,050,588


Increase in deficit due to non-employee
  stock based compensation expense                    (192,296)        (151,506)

Increase in deficit due to non-employee
  stock based compensation expense
  from prior periods                                  (705,814)        (554,308)

Increase in deficit due to the write-off
   of the Investment in Gesture
   Recognition Technology                             (855,653)        (915,803)
--------------------------------------------------------------------------------
Total shareholder's equity under
   U.S. GAAP                                       $ 1,634,495      $ 3,428,971
================================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JULY 31, 2001

(Unaudited)

--------------------------------------------------------------------------------

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

      Statements of Operations and Deficit

--------------------------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended July 31,           Nine Months Ended July 31,
                                                                2001              2000              2001                2000
--------------------------------------------------------------------------------------------------------------------------------
Net loss under Canadian GAAP                               $  (613,181)       $  (235,166)       $(2,071,700)       $  (714,272)


Increase in stock based compensation expense                   (26,182)           (93,042)          (192,296)           (151,506)

Decrease in amortization of
  Investment in gesture recognition
  technology                                                    20,050             30,820             60,150             58,820

Increase in research and development
  and expense                                                       --            (10,552)                --            (31,634)
--------------------------------------------------------------------------------------------------------------------------------
Net loss under U.S. GAAP                                   $  (619,313)       $  (307,940)       $(2,203,846)       $  (838,592)
================================================================================================================================

Basic and diluted net loss per share,
  under U.S. GAAP                                          $     (0.03)       $     (0.10)       $     (0.12)       $     (0.05)
================================================================================================================================
Weighed average number of shares
  outstanding                                               18,503,135         15,259,569         18,503,135         15,259,569
================================================================================================================================


      Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended July 31,           Nine Months Ended July 31,
                                                                2001              2000              2001                2000
--------------------------------------------------------------------------------------------------------------------------------
Cash applied to operating activities
  under Canadian GAAP                                      $  (531,293)       $  (213,457)       $(1,909,623)       $  (879,970)

  Increase in research and
    development expenses                                            --            (10,522)                --            (31,634)
--------------------------------------------------------------------------------------------------------------------------------
Cash applied to operating activities
  under U.S. GAAP                                          $  (531,293)       $  (224,009)       $(1,909,623)       $  (911,604)
--------------------------------------------------------------------------------------------------------------------------------
Cash applied to investing activities
  under Canadian GAAP                                      $   (72,846)       $   (39,333)       $  (411,661)       $   (72,012)

  Decrease in Investment in Gesture
    Recognition Technology                                          --             10,552                 --             31,634
--------------------------------------------------------------------------------------------------------------------------------
Cash applied to investing activities
  under U.S. GAAP                                          $   (72,846)       $   (28,781)       $  (411,661)       $   (40,378)
================================================================================================================================

                                 BC FORM 51-901F

                          Quarterly and Year End Report

Incorporated as part of:                        |X|    Schedule A

                                                |_|    Schedules B & C

ISSUER DETAILS:

For Quarter Ended:           October 31, 2000
                             ---------------------------------------------------
Date of Report:              December 22, 2000
                             ---------------------------------------------------

Name of Issuer:              DSI Datotech Systems Inc.
                             ---------------------------------------------------
Issuer's Address:            300 - 905 West Pender Street
                             ---------------------------------------------------
                             Vancouver, B.C. V6C 1L6
                             ---------------------------------------------------
Issuer's Fax Number:         (604) 685-9159
                             ---------------------------------------------------
Issuer's Phone Number:       (604) 685-9109
                             ---------------------------------------------------

Contact Person:              Robert M. Egery
                             ---------------------------------------------------
Contact Position:            President
                             ---------------------------------------------------
Contact Telephone Number:    (604) 685-9109
                             ---------------------------------------------------
Contact E-mail:              lemtra@videotron.ca
                             ---------------------------------------------------
Web Site Address:            www.dato.com
                             ---------------------------------------------------

                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Edward C. Pardiak             "Edward C. Pardiak"         00/12/22
--------------------------------------------------------------------------------
Name of Director              Signed (typed)              Date Signed (YY/MM/DD)

Robert M. Egery               "Robert M. Egery"           00/12/22
--------------------------------------------------------------------------------
Name of Director              Signed (typed)              Date Signed (YY/MM/DD)

                            DSI Datotech Systems Inc.

                        CONSOLIDATED Financial Statements

                            OCTOBER 31, 2000 and 1999

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of DSI Datotech Systems Inc. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best current estimates.

Management has developed and maintains a system of internal control to ensure that the Company's assets are protected from loss or improper use, transactions are authorized and properly recorded and financial records are reliable.

The Board of Directors carries out its responsibilities for these financial statements through its Audit Committee. The Audit Committee meets periodically with management and the auditor to review the financial statements and the results of audit examinations.

G. Ross McDonald, C.A. has audited the consolidated financial statements and his report outlines the scope of his examination and gives his opinion on the financial statements.

                                                    "Robert M. Egery"
                                           ------------------------------------
                                           Robert M. Egery
                                           President

G. Ross McDonald*
Chartered Accountant

--------------------------------------------------------------------------------

*Denotes incorporated professional              Suite 1502, 543 Granville Street
                                                Vancouver, B.C. V6C 1X8
                                                Tel:   (604) 685-8646
                                                Fax:  (604) 684-6334

                                AUDITOR'S REPORT

TO THE SHAREHOLDERS OF DSI DATOTECH SYSTEMS INC.

I have audited the consolidated balance sheets of DSI Datotech Systems Inc. as at October 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2000 and 1999 and the results of its operations and the cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

I also reported separately on December 13, 2000, to the shareholders of the Company, on my audits, conducted in accordance with Canadian generally accepted auditing standards, when I expressed an opinion without reservation on the October 31, 2000 and 1999 consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the years in the two year period ended October 31, 2000 and assets and shareholders' equity as at October 31, 2000 and 1999 to the extent summarized in Note 9 to the consolidated financial statements.

"G. Ross McDonald"  (signed)
-----------------------------
G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia, Canada
December 13, 2000

DSI DATOTECH SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

October 31

--------------------------------------------------------------------------------
                                                       2000            1999
--------------------------------------------------------------------------------
                                     ASSETS

CURRENT ASSETS
     Cash and short term deposits                  $ 4,079,315    $    64,009
     Accounts receivable and advances                   25,389          2,140
     Prepaid expense                                    30,196          2,660
--------------------------------------------------------------------------------
                                                     4,134,900         68,809

INVESTMENT IN GESTURE RECOGNITION
     TECHNOLOGY (Notes 1(b)(i) and 2)                  915,803        934,237

CAPITAL ASSETS (Note 1(b)(ii) and 3)                   212,564         64,820
--------------------------------------------------------------------------------
                                                   $ 5,263,267    $ 1,067,866
================================================================================

                                  LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities      $   212,679    $   235,365
--------------------------------------------------------------------------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                              10,760,777      5,787,472

DEFICIT                                             (5,710,189)    (4,954,971)
--------------------------------------------------------------------------------
                                                     5,050,588        832,501
--------------------------------------------------------------------------------
                                                   $ 5,263,267    $ 1,067,866
================================================================================

CONTINGENT LIABILITIES AND COMMITMENTS (Note 7)

APPROVED BY THE DIRECTORS

          "Edward C. Pardiak"
-----------------------------------
Director - Edward C. Pardiak

          "Robert M. Egery"
-----------------------------------
Director - Robert M. Egery

DSI DATOTECH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Years Ended October 31

--------------------------------------------------------------------------------
                                                            2000          1999
--------------------------------------------------------------------------------
REVENUE
     Option income                                      $  627,730    $       --
     Investment income and recoveries                      149,470         9,589
--------------------------------------------------------------------------------
                                                           777,200         9,589
--------------------------------------------------------------------------------
EXPENSES
     RESEARCH AND DEVELOPMENT
         Salaries and benefits                             377,691       279,813
         Amortization                                       80,199       135,872
         Prototype development                              37,653        41,315
         Reports                                             2,839            --
         Consultants                                            --         7,897
--------------------------------------------------------------------------------
                                                           498,382       464,897
--------------------------------------------------------------------------------
     GENERAL AND ADMINISTRATIVE
         Management fees                                   350,000       248,200
         Investor relations and promotion                  117,010        97,290
         Consulting fees                                   104,946        19,500
         Legal, audit and accounting                        80,319        47,049
         Salaries and benefits                              65,190        56,623
         Travel and accommodation                           59,969        21,543
         Office and miscellaneous                           44,096        26,288
         Rent                                               38,904        34,975
         Recruitment                                        32,813            --
         Printing and shareholders information              32,012        26,770
         Telephone                                          30,458        18,773
         Amortization                                       27,346        19,554
         Insurance                                          19,573        19,446
         Transfer agent                                     14,142        13,932
         Equipment rental                                    9,628        15,960
         Regulatory fees                                     7,630         4,240
--------------------------------------------------------------------------------
                                                         1,034,036       670,143
--------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                      755,218     1,125,451

DEFICIT, BEGINNING OF YEAR                               4,954,971     3,829,520
--------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                    $5,710,189    $4,954,971
================================================================================
LOSS PER SHARE                                          $     0.04    $     0.08
================================================================================

DSI DATOTECH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended October 31



--------------------------------------------------------------------------------
                                                          2000          1999
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net loss for the year                            $ (755,218)   $(1,125,451)
     Less item not requiring cash
         Amortization                                    107,545        155,426
     Net change in non-cash working capital items
         Accounts receivable and advances                (23,249)         5,688
         Loan receivable                                      --         25,000
         Prepaid expense                                 (27,536)        16,567
         Accounts payable and accrued liabilities        (22,686)       219,000
--------------------------------------------------------------------------------
     Cash applied to operating activities               (721,144)      (703,770)
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Investment in Gesture Recognition Technology        (61,765)       (37,353)
     Capital assets                                     (175,090)       (24,316)
--------------------------------------------------------------------------------
     Cash applied to investing activities               (236,855)       (61,669)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Shares issued for cash, net of share issue costs  4,973,305        264,759
--------------------------------------------------------------------------------
     Cash from financing activities                    4,973,305        264,759
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
     AND SHORT TERM DEPOSITS                           4,015,306       (500,680)

CASH AND SHORT TERM DEPOSITS,
     BEGINNING OF YEAR                                    64,009        564,689
--------------------------------------------------------------------------------

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

1.    SIGNIFICANT ACCOUNTING POLICIES

      (a)   Basis of Presentation

            These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Interaction Technology Ltd., which is inactive as at October 31, 2000.

      (b)   Amortization

            (i)   Investment in Gesture Recognition Technology

                  Costs related to the acquisition and development of the Gesture Recognition Technology are stated at cost less accumulated amortization. Amortization is recorded on a straight line basis over seventeen years. Additional amortization may be recorded for items deemed to be obsolete or no longer valid to the development of the technology.

            (ii)  Capital Assets

                  Capital assets are stated at cost less accumulated amortization. Amortization is provided on a declining balance basis on office furniture and equipment at 20% per annum and on computer equipment at 30% per annum. Leasehold improvements are amortized on a straight line basis over five years.

      (c)   Foreign Currency Translation

            Amounts stated in foreign currency are translated into Canadian dollars as follows:

            Current assets and liabilities at the rates of exchange prevailing at balance sheet date. Non-monetary assets and liabilities at the rates of exchange in effect on the dates of the transactions; and revenue and expenses at average rates of exchange for the period.

      (d)   Loss per share

            Loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants would have the effect of reducing loss per share.

      (e)   Financial Instruments

            The carrying value of current assets and current liabilities at October 31, 2000 approximates their fair values due to the relatively short periods to maturity of these instruments.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

1.    SIGNIFICANT ACCOUNTING POLICIES   (continued)

      (f)   Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of assets and rate for amortization. Actual results could differ from those estimates.

      (g)   Stock-based compensation plans

            The Company has a fixed stock option plan. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

      (h)   Research and development

            Research and development costs are recorded as an expense of the period in which they are incurred. Certain development costs may be deferred where the product is technically or commercially feasible. The recoverability of these deferred costs is dependent upon the Company's ability to obtain necessary financing to complete development and to successfully commercialize the use of the product.

      (i)   Revenue recognition

            Revenue from the licensing of technology is recognized when the Company has completed or fulfilled the terms of the licencing agreement including delivery, acceptance and any elements essential pursuant to the terms of the licensing agreement.

            Revenue from the granting of options to acquire the rights to exploit the technology is recognized upon fulfillment of terms pursuant to the option agreements and when collectibility is assured.

      (j)   Comparative amounts

            Certain amounts in the prior year have been restated to confirm with the current year's presentation.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

2.    INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY

      (a) Pursuant to four agreements entered into in November 1990, March 1991, May 1995 and August 1996, the Company acquired a patented invention known as the Gesture Recognition Technology, a new gesture based input technology for computerized communications, in consideration of acquisition costs in the aggregate of $246,830
            (paid), 1,000,000 common shares to be issued based on cumulative cash flows generated from operations of the Company and a 5.5% royalty on revenues received from the commercialization of the technology and from the sale of products incorporating the technology. A minimum semi-annual advance royalty of $30,000 was payable commencing on May 1, 1996. These agreements, and all commitments made under the terms of these agreements, were cancelled pursuant to a new agreement entered into on November 4, 1999.

            On November 4, 1999, the Company entered into an agreement which superceded the afore-mentioned agreements. The Company granted a licence to the original inventor of the technology to commercialize the technology based on certain patents held by the Company. In consideration, the Company will receive a royalty of 3% of gross sales from sales realized by the licencee of products made using the technology. The Company will pay a royalty of 0.5% of gross sales realized by the Company and any of its other licencees from the sales of products made using the licensed intellectual property to the licencee. In satisfaction of all amounts owed to the licencee under the previous agreements, the Company paid a total of $35,000 over a ten month period commencing on the execution of this agreement.

      (b) Pursuant to an agreement dated June 28, 2000, the Company granted an option to a company to acquire the exclusive rights to exploit the technology and proprietary property related to the technology for the video gaming and internet/interactive television market segments. In consideration for the option, the optionee will pay the Company U.S. $200,000, of which U.S. $100,000 has been received. The balance is due upon delivery by the Company of a reasonably acceptable prototype to the optionee.

            Should the option be exercised, the Company will enter into a licence agreement with the optionee. In consideration of the licence, the Company will receive U.S. $5,000,000, less the afore-mentioned option fees of U.S. $200,000, and a 20% Class B membership interest in the optionee.

            The option period commences upon the date of the agreement and terminates eighteen months from the date a prototype reasonably acceptable to the optionee is made available by the Company to the optionee.

      (c) Pursuant to an agreement dated August 22, 2000, the Company granted an option to a company to acquire the exclusive licensing rights for the exploitation of the Company's developed technology relating to interfaces and software for executing banking and financial transactions in consideration of US $320,000 (received).

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

2.    INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY  (continued)

            An additional US $3,000,000 is due within eleven months of the signing of this agreement. The funds will be used exclusively toward the development of a prototype reasonably acceptable to the optionee which prototype is to be made available to the optionee within twelve months of receiving the US $3,000,000.

            The optionee, upon receipt of the acceptable prototype, has three months in which to exercise the option, upon which a licensing agreement will be signed in consideration of US $8,000,000, less the above amount of US $3,320,000, and a perpetual non-dilutive 20% common share interest in the optionee company or its assignee.

      Acquisition and development costs to date:

                                                         2000         1999
      --------------------------------------------------------------------------
      Acquisition costs                              $  246,830    $  246,830
      --------------------------------------------------------------------------
      Development costs
           Balance, beginning of year                 1,241,153     1,203,800
      --------------------------------------------------------------------------
           Additions
               Royalties                                 35,000        30,000
               Patent costs and fees                     26,765         7,249
               Materials                                     --           104
      --------------------------------------------------------------------------
                                                         61,765        37,353
      --------------------------------------------------------------------------
           Balance, end of year                       1,302,918     1,241,153
      --------------------------------------------------------------------------
                                                      1,549,748     1,487,983

           Less:  accumulated amortization             (633,945)     (553,746)
      --------------------------------------------------------------------------
                                                     $  915,803    $  934,237
      ==========================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

3.    CAPITAL ASSETS

                                                  2000                    1999
--------------------------------------------------------------------------------
                                              Accumulated   Net Book    Net Book
                                      Cost    Amortization    Value       Value
--------------------------------------------------------------------------------
Furniture and equipment             $ 68,779    $ 27,004    $ 41,775    $ 21,013
Computer equipment                   132,879      61,256      71,623      43,807
Leasehold improvements                99,166          --      99,166          --
--------------------------------------------------------------------------------
                                    $300,824    $ 88,260    $212,564    $ 64,820
================================================================================

      No amortization has been recorded on leasehold improvements during the year ended October 31, 2000 as all costs pertain to the Company's new office premises to which the Company relocated on October 23, 2000. Amortization will be recorded commencing in the next fiscal period.

4.    SHARE CAPITAL

      (a) The authorized share capital consists of 100,000,000 common shares without par value.

            Issued:

----------------------------------------------------------------------------------------------
                                               2000                            1999
----------------------------------------------------------------------------------------------
                                     No. of Shares    Amount      No. of Shares      Amount
----------------------------------------------------------------------------------------------
Balance, beginning of year            15,057,940    $ 5,834,305     13,953,940     $5,569,546
----------------------------------------------------------------------------------------------
Issued during the year
     For cash
        - private placements, net
            of share issue costs       3,775,994      3,217,792      1,104,000        264,759
        - exercise of options            437,250        220,200             --             --
        - exercise of warrants         1,895,786      1,535,313             --             --
----------------------------------------------------------------------------------------------
                                       6,109,030      4,973,305      1,104,000        264,759
----------------------------------------------------------------------------------------------
                                      21,166,970     10,807,610     15,057,940      5,834,305
Less:
     Company shares held, net
         of shares resold                (57,600)       (46,833)       (57,600)       (46,833)
----------------------------------------------------------------------------------------------
Balance, end of year                  21,109,370    $10,760,777     15,000,340     $5,787,472
==============================================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

4.    SHARE CAPITAL (continued)

            During the year ended October 31, 2000, the Company completed private placements as follows:

            (i) for 2,456,140 units at $0.57 per unit for gross proceeds of $1,400,000 less finders fees of 50,000 common shares and $56,759 paid in cash and other share issue costs of $8,399. Each unit consisted of one common share and one warrant to acquire one additional common share at $0.57 per share to January 26, 2001 and at $0.66 per share to January 26, 2002.

            (ii) for 912,000 units at $1.75 per unit for gross proceeds of $1,596,000 less commissions of $159,600, fees of $93,687 and other share issue costs of $44,508. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 10, 2002. The agent also received compensation warrants which may be exercised to acquire 91,200 units at $1.75 per unit to October 10, 2001, each unit consists of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 10, 2002.

            (iii) for 357,854 units at $1.75 per unit for gross proceeds of
                  $626,245 less commissions of $25,000, fees of $15,000 and other share issue costs of $1,499. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 to April 20, 2002. The agent also received compensation warrants which may be exercised to acquire 35,785 units at $1.75 per unit to October 20, 2001, each unit consists of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 20, 2002. (b) A total of 3,068,750 common shares issued at $0.01 per share are subject to escrow restrictions, release of the shares is subject to the approval of regulatory authorities.

      (c) The Company has granted options to directors, officers and employees to purchase common shares at exercise prices determined by reference to the market value on the date of the grant. Under the Company's stock option plan, options may be granted for up to 4,150,000 common shares.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

4.    SHARE CAPITAL (continued)

            The following summarizes information about stock options granted and outstanding at October 31, 2000 and 1999, and changes during the years then ended:

                                      Year Ended              Year Ended
                                   October 31, 2000        October 31, 1999
--------------------------------------------------------------------------------
                                            Weighted                  Weighted
                                             Average                   Average
                                  No. of    Exercise       No. of     Exercise
                                  Options     Price        Options      Price
--------------------------------------------------------------------------------
Outstanding at beginning
    of year                     1,710,000     $0.65      1,400,000     $0.72
      Granted                   1,557,000      0.94        360,000      0.40
      Exercised                   437,250      0.50             --        --
      Cancelled/expired           421,250      1.29         50,000      0.80
--------------------------------------------------------------------------------
Outstanding at end of year      2,408,500     $0.75      1,710,000     $0.65
================================================================================
Options exercisable at
    end of year                 1,654,000     $0.75      1,710,000     $0.65
================================================================================

            The options expire on various dates commencing on September 1, 2001 to September 25, 2005.

      (d) As at October 31, 2000, outstanding warrants to purchase 3,667,045 common shares are exercisable as follows:

              No. of       Exercise            Expiry
              Shares        Price               Date
            ---------      --------       ----------------
              360,000       $0.29         July 19, 2001
            2,317,640        0.57         January 26, 2001
                   or        0.66         January 26, 2002
               91,200*       1.75         October 10, 2001
               35,785*       1.75         October 20, 2001
              456,000        2.16         April 10, 2002
              185,637        2.16         April 20, 2002
            ---------
            3,446,262
            =========

            * agent's compensation warrants exercisable for units consisting of common shares and share purchase warrants (see notes 4(a)(i) and (ii)).

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

5.    DIRECTORS' REMUNERATION AND RELATED PARTY TRANSACTIONS

      A total of $350,000 (1999 - $248,200) was paid or accrued to two companies controlled by directors during the year for management and consulting services.

6.    INCOME TAXES

      The company has accumulated non-capital losses for tax purposes, the potential benefits of which are not recorded in the financial statements. The losses may be carried forward to reduce taxable income in future years and, unless utilized, will expire as follows:

                  2001                         $  162,600
                  2002                            227,100
                  2003                            732,200
                  2004                            881,800
                  2005                            865,300
                  2006                            966,600
                  2007                            725,900
                  ---------------------------------------
                                               $4,561,500
                  =======================================

7.    CONTINGENT LIABILITIES AND COMMITMENTS

      (a) During 1998, a petition was made against the Company with respect to certain allegations of non-compliance with the Company Act by a former employee. No damages have been sought. The Company is of the opinion that the petition is without merit.

            The Company commenced a suit against the above-mentioned former employee and certain other persons, including some former directors of the Company. The Company is seeking damages for misappropriation, injurious falsehoods and other wrongs.

            There has been no further action on either the petition or the suit as at October 31, 2000. The company is of the opinion that the petition is without merit and, subsequent to the period end, has instructed its legal counsel to file a dismissal of action.

      (b) During 1997, a claim was made against the Company in the amount of $130,727 by the purchasers of a mineral property sold in a prior year, for the return of the purchase price plus additional costs. The Company is of the opinion that the claim is without merit and has filed a Statement of Defence in response to this action. No further action has been taken on the claim as at October 31, 2000.

      (c) The Company entered into two separate agreements with two companies controlled by two directors for management services in consideration of $10,000 per month each plus certain health benefits. The agreements are for a two year term ending July 31, 1999 and are renewable, upon expiry, for future one year terms at rates of consideration which may be renegotiated. Should the agreements not be renewed, sixty days notice must be given by the Company and one year's compensation paid on the date of termination. The agreements were renewed for a one year term on August 1, 1999 with no change in consideration.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

7.    CONTINGENT LIABILITIES AND COMMITMENTS (continued)

            Subsequent to the year end, new agreements were completed effective November 1, 2000 and December 1, 2000 respectively with two directors for management services in consideration of $12,500 per month each plus performance bonuses and benefits. The agreements are for two year terms and if terminated by the Company during the term, one year's compensation will be payable in a lump sum. Renewal and signing bonuses in the aggregate of $150,000 are payable pursuant to the terms of these agreements. An aggregate 1,300,000 performance shares will also be issued to the two directors, subject to regulatory approval.

      (d) The Company conducts certain activities related to marketing, financial development and human resources through companies or individuals contracted on short term bases in consideration of monthly fees, finders fees or commissions for the arrangement of financing for the Company, and stock options to acquire common shares of the Company. The terms of the contracts are generally for one year periods and expire during 2001.

      (e) The Company entered into an agreement for the rental of office premises for the period March 1, 2000 to January 31, 2001 at a cost of $37,000 per year. On July 25, 2000, the Company entered into an agreement for the rental of new office premises for a five year term commencing on December 1, 2000. Gross annual rents of approximately $109,000 are payable plus additional charges for expenses.

      (f) The Company has arranged for a line of credit of up to $600,000 with a financial institution to be secured by certain money market investments held by the Company at the institution. Interest is payable at the prime rate on Canadian dollar loans and overdrafts and at the U.S. base rate on U.S. dollar loans and overdrafts.

8.    SUBSEQUENT EVENTS

      (a) The Company is preparing documentation for the application of the listing of the Company's shares on a United States securities exchange.

      (b) Options to acquire 144,250 common shares were exercised for proceeds of $57,700.

      (c) Options to acquire 360,000 common shares were granted. The options are exercisable at $0.60 per share to November 1, 2005 as to 10,000 shares and at $0.50 per share to November 14, 2005 as to 350,000 shares. The options to acquire the 350,000 shares are subject to regulatory approval.

      (d) Options to acquire 10,000 common shares at $0.40 per share and 10,000 common shares at $1.12 per share have been cancelled.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

9.    SEGMENT DISCLOSURES

      The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, development and sales of its Gesture Recognition Technology.

      Financial information on the Company's geographic areas is as follows:

      --------------------------------------------------------------------------
                                                     2000        1999       1998
      --------------------------------------------------------------------------
      Revenue
            Canada                                 $145,720    $  9,589    $  --
            United States                           631,480          --       --
      --------------------------------------------------------------------------
                                                   $777,200    $  9,589    $  --
      ==========================================================================

      All of the Company's assets are located in Canada.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

      These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from U.S. GAAP. The differences between Canadian and U.S. GAAP are summarized below:

      (a)   Income Tax

            Under Canadian GAAP until December 31, 1999, corporate income taxes were accounted for using the deferral method of income tax allocation whereby deferred taxes are provided on differences between accounting and taxable income due to the difference in the timing of recognition of items in income for accounting and tax purposes ("timing differences"). Under U.S. GAAP, corporate income taxes are accounted for using the liability method of income tax allocation, which is comparable to the Canadian standard adopted in 2000, whereby future taxes are provided on "temporary differences" which is a broader concept than "timing differences" and future tax liabilities and assets are not offset against each other, as under Canadian GAAP prior to 2000. Under U.S. GAAP and Canadian GAAP in 2000, future tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

      The Company's provision for income taxes (recovery) is made up as follows:

--------------------------------------------------------------------------------
                                          2000          1999           1998
--------------------------------------------------------------------------------
Net loss under Canadian GAAP          $  (755,218)   $(1,125,451)   $  (851,568)

Adjustments under U.S. GAAP

Increase in stock based
  compensation expense                   (151,506)       (49,292)      (286,925)

  Decrease in amortization of
    Investment in Gesture Technology       80,199        135,871         90,435
  Increase in research and
    development expenses                  (61,765)       (37,353)      (228,450)
--------------------------------------------------------------------------------
Net loss under U.S. GAAP                 (888,290)    (1,076,225)    (1,276,508)
--------------------------------------------------------------------------------
Income tax benefit computed at
Canadian statutory rate of 46%            408,613        495,064        587,194

Unrecognized tax losses                  (408,613)      (495,064)      (587,194)
--------------------------------------------------------------------------------
Actual tax provision (recovery)                --             --             --
================================================================================
Future income tax assets
  Net tax losses carried forward        2,081,098      1,837,834      1,475,322
  Temporary differences on assets         (63,784)      (105,803)      (272,320)
  Valuation allowance for future
    income tax assets                  (2,017,314)    (1,732,031)    (1,203,002)
--------------------------------------------------------------------------------
Net future income tax assets                   --             --             --
Future income tax liabilities                  --             --             --
--------------------------------------------------------------------------------
Future income tax assets, net         $        --    $        --    $        --
================================================================================


      (b)   Comprehensive Income

            Under U.S. GAAP, Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For fiscal years 2000, 1999 and 1998, the Company's comprehensive loss was the same as its net loss.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

      (c)   Loss Per Share

            The calculation of loss per share in accordance with U.S. GAAP corresponds with that in Canada, except as follows:

            - pursuant to the requirements of SFAS No. 128, shares issued on a contingent basis are excluded from the calculation of loss per share.


            - Loss per share under U.S. GAAP has been restated to exclude a total of 3,068,750 common shares issued at $0.01 per share in prior years. The shares were issued pursuant to the policies of the Canadian Venture Exchange (the "Exchange") whereby shares may be issued to senior directors at a discount under an incentive program. The shares are held in escrow and may be released from escrow only upon the fulfillment of performance criteria as set out under the rules of the Exchange and the attainment of Exchange approval for such release. Consideration received for the shares is credited to share capital upon the issuance of the shares. Compensation expense will be recognized upon the release of the shares from escrow and measured using the intrinsic value on the date the performance criteria is satisfied.

      (d)   Compensatory Options

            i)    Employees

            The following summarizes information about employee stock options granted and outstanding at October 31, 2000 and 1999, and changes during the years then ended:

--------------------------------------------------------------------------------
                                      Year Ended               Year Ended
                                   October 31, 2000         October 31, 1999
--------------------------------------------------------------------------------
                                            Weighted                  Weighted
                                             Average                   Average
                                  No. of    Exercise        No. of    Exercise
                                  Options    Price          Options    Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year               410,000     $0.61        250,000    $0.75
    Granted                       428,000      0.77        160,000     0.40
    Exercised                    (109,750)     0.56             --       --
    Expired/Cancelled            (128,750)     0.66             --       --
--------------------------------------------------------------------------------
Outstanding at end of year        599,500     $0.72        410,000    $0.61
================================================================================
Options exercisable at
 end of year                      401,000     $0.67        410,000    $0.61
================================================================================

            The weighting average fair value of the stock options granted during the year ended October 31, 2000 was $0.44. Summary information about the 599,500 options outstanding at October 31, 2000 follows:

--------------------------------------------------------------------------------
                              Options           Options           Weighted
                            Exercisable       Outstanding          Average
                         October 31, 2000   October 31, 2000    Remaining Life
--------------------------------------------------------------------------------
Range of Exercise Price
  $0.40                       189,000           265,500           3.5 years
  $0.75 to $0.80              125,000           140,000           2.5 years
  $1.12                        87,000           194,000           3.0 years
--------------------------------------------------------------------------------
                              401,000           599,500           3.1 years
================================================================================



            Under both Canadian and U.S. GAAP, stock-based compensation on options granted to employees is not recorded as an expense. However, under U.S. GAAP, pro-forma information regarding net loss and loss per share is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under the fair value method.


            The Black-Scholes option valuation model was developed for use in estimating for the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially effect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

            The fair value for these options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the fiscal years ended October 31, 2000 and 1999.


            --------------------------------------------------------------------
                                                        2000      1999
            --------------------------------------------------------------------
            Risk-free interest rate                     6.22%     5.11%
            Expected dividend yield                       --        --
            Expected stock price volatility              126%       78%
            Expected life in years                      3.06%     2.66%
            --------------------------------------------------------------------

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

            For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro-forma effect on net loss for fiscal year 2000 and 1999 may not be representative of the actual results had the Company accounted for the stock options using the fair value method. The Company's pro-forma information follows:



      --------------------------------------------------------------------------
                                                    2000          1999
      --------------------------------------------------------------------------
      Net loss, under U.S. GAAP                 $   888,290    $ 1,076,225

      Pro-forma net loss                        $   986,622      1,115,731
      --------------------------------------------------------------------------
      Basic and diluted loss per share          $      0.06    $      0.10

      Pro-forma basic and diluted
         loss per share                         $      0.06    $      0.10
      --------------------------------------------------------------------------
      Weighted average number of shares
         outstanding                             15,924,146     11,219,480
      --------------------------------------------------------------------------


            Because SFAS No. 123 applies only to stock-based compensation awards for the fiscal year ended February 29, 1996 and future years, the pro-forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, non-vested awards.

      ii)   Non-employees

            The following summarizes information about non-employee stock options granted and outstanding at October 31, 2000 and 1999 and changes during the years then ended:

--------------------------------------------------------------------------------
                                      Year Ended               Year Ended
                                   October 31, 2000         October 31, 1999
--------------------------------------------------------------------------------
                                            Weighted                  Weighted
                                             Average                   Average
                                  No. of    Exercise        No. of    Exercise
                                  Options    Price          Options    Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year              1,300,000    $0.66       1,150,000    $0.71
    Granted                      1,129,000     1.01         200,000     0.40
    Exercised                     (327,500)    0.48              --       --
    Expired                       (292,500)    1.57         (50,000)    0.80
--------------------------------------------------------------------------------
Outstanding at end of year       1,809,000     0.76       1,300,000    $0.66
================================================================================
Options exercisable at
 end of year                     1,253,000    $0.71       1,300,000    $0.66
================================================================================


            Under Canadian GAAP, compensation expense on stock options granted to non-employees is not recorded. Under U.S. GAAP, compensation expense on options granted to non-employees is recorded as an expense in the period the options are vested.


            Stock options granted to non-employees are accounted for using the fair value method, in accordance with SFAS No. 123. The fair values of the options were estimated using the Black-Scholes Option Pricing Model, with the following weighted average assumptions for the grants made in 2000 and 1999.

                                                     2000       1999
                                                     ----       ----
            Risk-free interest rate                  6.22%      5.11%
            Expected dividend yield                    --         --
            Expected stock price volatility           126%        78%
            Expected life in years                    2.6        3.4

            Summary information about the Company's non-employee options outstanding at October 31, 2000 is as follows:

--------------------------------------------------------------------------------
                             Options            Options            Weighted
Summary of                 Exercisable        Outstanding          Average
Exercise Prices          October 31, 2000   October 31, 2000    Remaining Life
--------------------------------------------------------------------------------
$0.40                       221,000             345,000             2.5
 0.50                        50,000              50,000             0.9
 0.75                       480,000             480,000             1.3
 0.80                       352,500             450,000             3.2
 1.00                        92,500             370,000             2.6
 1.12                        57,000             114,000             2.5
--------------------------------------------------------------------------------
                          1,253,000           1,809,000             2.3
================================================================================

      (e)   Difference in Accounting Policy

            Under Canadian GAAP, the Company has capitalized certain acquisition and development costs related to the investment in Gesture Recognition Technology. Under U.S. GAAP, pursuant to the requirements under SFAS No. 86, all costs are charged to research and development expenses when incurred until technical feasibility has been established for the product. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs will be amortized based on current and future revenue for the product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

      (f)   Reconciliation

            The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets and consolidated statements of loss and deficit and cash flows is summarized as follows:

      Consolidated Balance Sheets

      Increase (decrease) in accounts to comply with U.S. GAAP:

      --------------------------------------------------------------------------
                                                 October 31,    October 31,
                                                    2000           1999
      --------------------------------------------------------------------------
      Total assets under Canadian GAAP           $5,263,267    $1,067,866

      Decrease in Investment in Gesture
         Recognition Technology                    (915,803)     (934,237)
      --------------------------------------------------------------------------
      Total assets under U.S. GAAP               $4,347,464    $  133,629
      ==========================================================================
      Shareholders' equity under Canadian GAAP   $5,050,588    $  832,501


      Increase in deficit due to non-employee
        stock based compensation expense           (151,506)      (49,292)

      Increase in deficit due to non-employee
        stock based compensation expense
        from prior years                           (554,308)     (505,016)

      Increase in deficit due to the write-off
         of the Investment in Gesture
         Recognition Technology                    (915,803)     (934,237)
      --------------------------------------------------------------------------
      Total shareholder's equity (deficiency)
         under U.S. GAAP                         $3,428,971    $ (656,044)
      ==========================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Consolidated Statements of Loss and Deficit

---------------------------------------------------------------------------------------
                                            Year Ended      Year Ended      Year Ended
                                           October 31,     October 31,     October 31,
                                               2000            1999            1998
---------------------------------------------------------------------------------------
 Net loss under Canadian GAAP              $  (755,218)    $(1,125,451)    $  (851,568)


 Increase in stock based compensation
   expense                                    (151,506)        (49,292)       (286,925)

 Decrease in amortization of  Investment
   in gesture recognition technology            80,199         135,871          90,435

 Increase in research and development
   and expense                                 (61,765)        (37,353)       (228,450)
---------------------------------------------------------------------------------------
 Net loss under U.S. GAAP                  $  (888,290)    $(1,076,225)    $(1,276,508)
=======================================================================================
 Basic and diluted net loss per share,
   under U.S. GAAP                         $      0.06     $      0.10     $      0.13
=======================================================================================
 Weighed average number of shares
   outstanding                              15,924,146      11,219,480      10,127,277
=======================================================================================


Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------
                                            Year Ended      Year Ended      Year Ended
                                           October 31,     October 31,     October 31,
                                               2000            1999            1998
---------------------------------------------------------------------------------------
 Cash applied to operating activities
   under Canadian GAAP                     $  (721,144)    $  (703,770)    $  (835,681)

   Increase in research and development
     expenses                                  (61,765)        (37,353)       (228,450)
---------------------------------------------------------------------------------------
 Cash applied to operating activities
   under U.S. GAAP                         $  (782,909)    $  (741,123)    $(1,064,131)
---------------------------------------------------------------------------------------
 Cash applied to investing activities
   under Canadian GAAP                     $  (236,855)    $   (61,669)    $  (260,547)

   Decrease in Investment in Gesture
     Recognition Technology                     61,765          37,353         228,450
---------------------------------------------------------------------------------------
 Cash applied to investing activities
   under U.S. GAAP                         $  (175,090)    $   (24,316)    $   (32,097)
=======================================================================================

                                     FORM 61

                                Quarterly Report

Incorporated as part of:                        |X|    Schedule A

                                                |_|    Schedules B & C

ISSUER DETAILS:

For Quarter Ended:            October 31, 1999
                              --------------------------------------------------
Date of Report:               February 9, 2000
                              --------------------------------------------------

Name of Issuer:               DSI Datotech Systems Inc.
                              --------------------------------------------------
Issuer's Address:             712 - 525 Seymour Street
                              --------------------------------------------------
                              Vancouver, B.C.   V6B 3H7
                              --------------------------------------------------
Issuer's Fax Number:          (604) 685-9159
                              --------------------------------------------------
Issuer's Phone Number:        (604) 685-9109
                              --------------------------------------------------

Contact Person:               Elli Segev
                              --------------------------------------------------
Contact Position:             President
                              --------------------------------------------------
Contact Telephone Number:     (604) 685-9109
                              --------------------------------------------------

                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Elli Segev                   "Elli Segev"                99/02/09
--------------------------------------------------------------------------------
Name of Director             Signed (typed)              Date Signed (YY/MM/DD)

Edward C. Pardiak            "Edward C. Pardiak"         99/02/09
--------------------------------------------------------------------------------
Name of Director             Signed (typed)              Date Signed (YY/MM/DD)

                            DSI DATOTECH SYSTEMS INC.

                              FINANCIAL STATEMENTS

                            OCTOBER 31, 1999 AND 1998

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of DSI Datotech Systems Inc. are the responsibility of the Company's management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best current estimates.

Management has developed and maintains a system of internal control to ensure that the Company's assets are protected from loss or improper use, transactions are authorized and properly recorded and financial records are reliable.

The Board of Directors carries out its responsibilities for these financial statements through its Audit Committee. The Audit Committee meets periodically with management and the auditor to review the financial statements and the results of audit examinations.

G. Ross McDonald, C.A. has audited the financial statements and his report outlines the scope of his examination and gives his opinion on the financial statements.

                                               "Elli Segev"
                                      ------------------------------------
                                      Elli Segev
                                      President

G. Ross McDonald*
Chartered Accountant

--------------------------------------------------------------------------------

*Denotes incorporated professional              Suite 1502, 543 Granville Street
                                                Vancouver, B.C. V6C 1X8
                                                Tel:   (604) 685-8646
                                                Fax:  (604) 684-6334

                                AUDITOR'S REPORT

TO THE SHAREHOLDERS OF DSI DATOTECH SYSTEMS INC.

I have audited the consolidated balance sheets of DSI Datotech Systems Inc. as at October 31, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998 and the results of its operations and the cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

I also reported separately on February 9, 2000, to the shareholders of the Company, on my audits, conducted in accordance with Canadian generally accepted auditing standards, when I expressed an opinion without reservation on the October 31, 1999 and 1998 consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the years in the two year period ended October 31, 1999 and assets and shareholders' equity as at October 31, 1999 and 1998 to the extent summarized in Note 9 to the consolidated financial statements.

/s/ G. Ross McDonald
--------------------
G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia, Canada

February 9, 2000

                            DSI DATOTECH SYSTEMS INC.

                                 BALANCE SHEETS

                                   October 31

                                                         1999           1998
                                                     -----------    -----------
                                     ASSETS

CURRENT ASSETS
     Cash and short term deposits                    $    64,009    $   564,689
     Accounts receivable and advances                      2,140          7,829
     Loan receivable                                          --         25,000
     Prepaid expense                                       2,660         19,227
                                                     -----------    -----------

                                                          68,809        616,745

INVESTMENT IN GESTURE RECOGNITION
     TECHNOLOGY (Notes 1(a)(i) and 2)                    934,237      1,032,755

CAPITAL ASSETS (Note 1(a)(ii) and 3)                      64,820         60,058
                                                     -----------    -----------

                                                     $ 1,067,866    $ 1,709,558
                                                     ===========    ===========

                                  LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities        $   235,365    $    16,365
                                                     -----------    -----------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                                 5,787,472      5,522,713

DEFICIT                                               (4,954,971)    (3,829,520)
                                                     -----------    -----------

                                                         832,501      1,693,193
                                                     -----------    -----------

                                                     $ 1,067,866    $ 1,709,558
                                                     ===========    ===========

CONTINGENT LIABILITIES AND COMMITMENTS (Note 7)

APPROVED BY THE DIRECTORS

          "Elli Segev"
--------------------------------------
Director - Elli Segev

          "Edward C. Pardiak"
--------------------------------------
Director - Edward C. Pardiak

                            DSI DATOTECH SYSTEMS INC.

                         STATEMENTS OF LOSS AND DEFICIT

                         For the Years Ended October 31

                                                      1999             1998
                                                   -----------      -----------
EXPENSES
     Research and development                      $  329,025       $   98,441
     Management fees                                  248,200          295,000
     Amortization and depreciation                    155,426          106,389
     investor relations and promotion                 124,060          113,596
     Salaries and benefits                             56,623           53,815
     Legal, audit and accounting                       47,049           50,441
     Rent                                              34,975           46,127
     Consulting fees                                   19,500            5,682
     Office and miscellaneous                          26,288           26,380
     Travel and accommodation                          21,543            9,933
     Insurance                                         19,446            9,210
     Telephone                                         18,773           19,564
     Equipment rental                                  15,960           27,950
     Transfer agent                                    13,932            8,655
     Regulatory fees                                    4,240            6,850
                                                   ----------       ----------

                                                    1,135,040          878,033
     Less: interest income                             (9,589)         (26,465)
                                                   ----------       ----------

NET LOSS FOR THE YEAR                               1,125,451          851,568

DEFICIT, BEGINNING OF YEAR                          3,829,520        2,974,035

EXCESS COST OF ACQUIRED SHARE
     CAPITAL OVER PROCEEDS                                 --            3,917
                                                   ----------       ----------

DEFICIT, END OF YEAR                               $4,954,971       $3,829,520
                                                   ==========       ==========

LOSS PER SHARE                                     $     0.08       $     0.07
                                                   ==========       ==========

                            DSI DATOTECH SYSTEMS INC.

                            STATEMENTS OF CASH FLOWS

                         For the Years Ended October 31

                                                      1999             1998
                                                   -----------      -----------

OPERATING ACTIVITIES
     Net loss for the year                         $(1,125,452)     $  (851,568)
     Less items not requiring cash
         Amortization and depreciation                 155,426          106,389


     Net change in non-cash working
       capital items
         Accounts receivable and advances                5,689           22,866
         Loan receivable                                25,000          (25,000)
         Prepaid expense                                16,567          (16,567)
         Accounts payable and accrued
           liabilities                                 219,000          (71,801)
                                                   -----------      -----------

     Cash applied to operating activities             (703,770)        (835,681)
                                                   -----------      -----------

INVESTING ACTIVITIES
     Investment in Gesture Recognition
       Technology                                      (37,353)        (228,450)
     Capital assets                                    (24,316)         (32,097)
                                                   -----------      -----------

     Cash applied to investing activities              (61,669)        (260,547)
                                                   -----------      -----------

FINANCING ACTIVITIES
     Shares issued for cash, net of
       share issue costs                               264,759        1,000,711
     Shares purchased for cash                              --          (94,433)
     Shares resold for cash                                 --           43,682
                                                   -----------      -----------

     Cash from financing activities                    264,759          949,960
                                                   -----------      -----------

DECREASE IN CASH                                      (500,680)        (146,268)

CASH, BEGINNING OF YEAR                                564,689          710,957
                                                   -----------      -----------

CASH, END OF YEAR                                  $    64,009      $   564,689
                                                   ===========      ===========

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

1.    SIGNIFICANT ACCOUNTING POLICIES

      (a)   Depreciation and Amortization

            (i)   Investment in Gesture Recognition Technology

                  All costs related to the acquisition and development of the Gesture Recognition Technology are stated at cost less accumulated amortization. Amortization is provided on hardware, software and materials costs on a declining balance basis at 30% per annum and on all other costs on a straight line basis over seventeen years. Additional amortization may be recorded for items deemed to be obsolete or no longer valid to the development of the technology.

            (ii)  Capital Assets

                  Capital assets are stated at cost less accumulated depreciation. Depreciation is provided on a declining balance basis on office furniture and equipment at 20% per annum and on computer equipment at 30% per annum.

      (b)   Foreign Currency Translation

            Amounts stated in foreign currency are translated into Canadian dollars as follows:

            Current assets and liabilities at the rates of exchange prevailing at balance sheet date. Non-monetary assets and liabilities at the rates of exchange in effect on the dates of the transactions; and revenue and expenses at average rates of exchange for the year.

      (c)   Loss per share

            Loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants would have the effect of reducing loss per share.

      (d)   Financial Instruments

            The carrying value of current assets and current liabilities at October 31, 1999 and 1998 approximates their fair values due to the relatively short periods to maturity of these instruments.

      (e)   Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and rate for depletion and amortization. Actual results could differ from those estimates.

      (f)   Stock-based compensation plans

            The Company has a fixed stock option plan. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of stock is credited to share capital.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

1.    SIGNIFICANT ACCOUNTING POLICIES (continued)

      (g)   Research and development

            Research and development costs are recorded as an expense of the period in which they are incurred. Certain development costs may be deferred where the product is technically or commercially feasible. The recoverability of these deferred costs is dependent upon the Company's ability to obtain necessary financing to complete development and to successfully commercialize the use of the product.

2.    INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY

      Pursuant to agreements dated November 30, 1990 and March 20, 1991, the Company acquired from Seth McCloud ("McCloud") an exclusive licence to manufacture and market a patent invention known as the Gesture Alphabet, a new technology for computerized communications, in consideration of U.S. $8,500 (paid), research and development expenditure of U.S. $150,000 (expended), 100,000 shares of the Company to earn the North American rights to the invention (issued), and, at a subsequent date, subject to third party valuation and regulatory approval, the maximum number of shares allowable to attain the rights to the technology for the rest of the world, and annual royalties calculated at 6% of gross profit.

      Pursuant to agreements dated May 1, 1995 and August 29, 1996, which replaced the previous agreements, the Company acquired the world-wide licence to commercialize the Gesture Recognition Technology in consideration of 100,000 common shares to terminate the previous agreements (issued), 1,000,000 common shares to be issued based on cumulative cash flow generated by the Company, and royalty fees of 5.5% of revenues received from the commercialization of the technology and 5.5% of the gross profit from the sale of products which incorporate the technology. A minimum semi-annual advance royalty fee of $30,000 is payable commencing on May 1, 1996.

      On November 4, 1999, the Company entered into an agreement, subject to regulatory approval, which supercedes all previous agreements. The Company granted a licence to McCloud to commercialize technology based on the patents held by the Company. In consideration, the Company will receive a royalty of 3% of gross sales from sales realized by McCloud of products made using the technology. The Company will pay a royalty of 0.5% of gross sales realized by the Company and any of its other licencees from the sales of products made using the licensed intellectual property to McCloud.

      In satisfaction of all amounts owed to McCloud under the previous agreements, the Company will pay a total of $35,000 to McCloud over a ten month period commencing on the execution of this agreement.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

2.    INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY (continued)

Acquisition and development costs to date:

                                                         1999          1998
                                                     -----------    -----------
Acquisition costs                                    $   246,830    $   246,830
                                                     -----------    -----------

Development costs
     Balance, beginning of year                        1,203,800        975,350
                                                     -----------    -----------
     Additions
         Salaries, benefits and consulting fees               --        125,354
         Hardware, software and materials                    104          7,346
         Patent costs and fees                             7,249          8,319
         Prototype development                                --         27,431
         Royalties                                        30,000         60,000
                                                     -----------    -----------

                                                          37,353        228,450
                                                     -----------    -----------

     Balance, end of year                              1,241,153      1,203,800
                                                     -----------    -----------
                                                       1,487,983      1,450,630

     Less:  accumulated amortization                    (553,746)      (417,875)
                                                     -----------    -----------
                                                     $   934,237    $ 1,032,755
                                                     ===========    ===========

3.    CAPITAL ASSETS

                                                  1999                    1998
                                    --------------------------------    --------
                                              Accumulated   Net Book    Net Book
                                      Cost    Depreciation   Value       Value
                                    --------------------------------    --------

Furniture and equipment             $ 41,040    $ 20,027    $ 21,013    $ 16,990
Computer equipment                    84,693      40,886      43,807      43,068
                                    --------    --------    --------    --------

                                    $125,733    $ 60,913    $ 64,820    $ 60,058
                                    ========    ========    ========    ========

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

4.    SHARE CAPITAL

      (a) The authorized share capital consists of 100,000,000 common shares without par value.

            Issued:

                                                  1999                          1998
                                     ----------------------------    ----------------------------
                                     No. of Shares      Amount       No. of Shares      Amount
                                     -------------   ------------    -------------   ------------
Balance, beginning of year             13,953,940    $  5,569,546     9,875,340      $  4,568,835
                                       ----------    ------------    ----------      ------------

Issued during the year
     For cash
         - private placements, net
           of share issue costs         1,104,000         264,759     1,418,600           938,711
         - escrowed shares                     --              --     2,600,000            26,000
         - exercise of warrants                --              --        60,000            36,000
                                       ----------    ------------    ----------      ------------

                                        1,104,000         264,759     4,078,600         1,000,711
                                       ----------    ------------    ----------      ------------

                                       15,057,940       5,834,305    13,953,940         5,569,546
Less:
     Company shares held, net
         of shares resold                 (57,600)        (46,833)      (57,600)          (46,833)
                                       ----------    ------------    ----------      ------------

Balance, end of year                   15,000,340    $  5,787,472    13,896,340      $  5,522,713
                                       ==========    ============    ==========      ============

      (b) A total of 3,068,750 common shares issued at $0.01 per share are subject to escrow restrictions, release of the shares is subject to the approval of regulatory authorities. Of these shares, a total of 2,600,000 were issued during the year ended October 31, 1998 to two directors.

      (c) The Company has granted options to directors, officers and employees to purchase common shares at exercise prices determined by reference to the market value on the date of the grant. Under the Company's stock option plan, options may be granted for up to 2,800,000 common shares.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

4.    SHARE CAPITAL (continued)

            As at October 31, 1999, outstanding options granted to directors and employees are as follows:

          No. of          Exercise                Expiry
          Shares           Price                   Date
        -----------     ------------        ---------------------
            75,000         $0.75            December 3, 1999
           300,000          0.75            December 3, 2001
           150,000          0.50            September 1, 2001
            50,000          0.50            September 15, 2001
            50,000          0.50            September 22, 2001
            50,000          0.75            March 15, 2002
           230,000          0.75            May 9, 2002
           425,000          0.80            January 13, 2003
            10,000          0.53            May 25, 2003
            10,000          0.40            September 22, 2003
           320,000          0.40            December 11, 2003
            20,000          0.40            January 4, 2004
            20,000          0.40            April 6, 2004
         ---------
         1,710,000
         =========

      (d) As at October 31, 1999, outstanding warrants to purchase 2,522,600 common shares are exercisable as follows:

            - 1,418,600 common shares at a price of $1.25 per share to April 29, 2000.

            - 744,000 common shares at a price of $0.25 per share to June 14, 2000 or at $0.29 per share to June 14, 2001.

            - 360,000 common shares at a price of $0.25 per share to July 19, 2000 or at $0.29 per share to July 19, 2001.

5.    DIRECTORS' REMUNERATION AND RELATED PARTY TRANSACTIONS

      (a) A total of $248,200 (1998 - $332,000) was paid or is owing to directors and two companies controlled by directors during the year for management and consulting services.

      (b) Included in accounts payable is an amount of $185,400 owing to two companies controlled by directors of the Company for management and consulting fees.

6.    INCOME TAXES

      The company has accumulated non-capital losses for tax purposes of approximately $4,025,000 which may be carried forward to reduce taxable income in future years expiring at various dates to the year 2006. The potential income tax benefits arising from the foregoing are not recorded in the financial statements.

7.    CONTINGENT LIABILITIES AND COMMITMENTS

      (a) During the year ended October 31, 1998, a petition was made against the Company with respect to certain allegations of non-compliance with the Company Act by a former employee. No damages have been sought. The Company is of the opinion that the petition is without merit.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

7.    CONTINGENT LIABILITies AND COMMITMENTS (continued)

            The Company commenced a suit against the above-mentioned former employee and certain other persons, including some former directors of the Company. The Company is seeking damages for misappropriation, injurious falsehoods and other wrongs.

            There has been no further action on either the petition or the suit during the fiscal year ended October 31, 1999.

      (b) On August 21, 1997, a claim was made against the Company in the amount of $130,727 by the purchasers of the Ned Property, a mineral property which was sold in a prior year, for the return of the purchase price plus additional costs. The Company is of the opinion that the claim is without merit and has filed a Statement of Defence in response to this action. No further action has been taken on the claim during the fiscal year ended October 31, 1999.

      (c) The Company has entered into two separate agreements with two companies controlled by two directors of the Company for management services in consideration of $10,000 per month each plus certain health benefits. The agreements are for a two year term ending July 31, 1999 and are renewable, upon expiry, for future one year terms at rates of consideration which may be renegotiated. Should the agreements not be renewed, sixty days notice must be given by the Company and one year's compensation paid on the date of termination. The agreements were renewed for a one year term on August 1, 1999.

      (d) The Company entered into an agreement for the rental of office premises for the period March 1, 2000 to January 31, 2001 at a cost of $37,000 per year.

8.    SUBSEQUENT EVENTS

      (a)   Private Placement

            The Company completed a private placement for the issue of 2,456,140 units at a price of $0.57 per unit for gross proceeds of $1,400,000 less commissions of $86,798. Each unit consists of one common share and one non-transferable share purchase warrant exercisable to acquire one additional common share at a price of $0.57 per share to January 26, 2001 and at $0.66 per share to January 26, 2002. The commission is payable in cash and shares of the Company.

      (b)   Options Granted

            The Company granted stock options to directors and employees to acquire a total of 449,000 common shares at a price of $0.40 per share and expiring on various dates from November 4, 2002 to November 18, 2004.

      (c)   Exercise of Warrants

            The Company issued a total of 556,000 common shares for gross proceeds of $139,000 pursuant to the exercise of warrants at a price of $0.25 per share.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

8.    SUBSEQUENT EVENTS   (continued)

      (d)   Financial Consulting Agreement

            Pursuant to an agreement dated January 28, 2000 and subject to regulatory approval, the Company entered into an agreement with a consultant to obtain sources of long-term financing for the Company in consideration of commissions based on the amount of financing arranged by the consultant.

            The Company also granted an option to the consultant to acquire the exclusive right to commercialize the Gesture Technology for the banking and financial transaction industry in consideration of the Company receiving a 20% equity interest in any partnership or corporation that would acquire the subject licence for the amount of US$8,000,000.

9.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

      These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from U.S. GAAP. The differences between Canadian and U.S. GAAP are summarized below:

      (a)   Income Tax

            Under Canadian GAAP, corporate income taxes are accounted for using the deferral method of income tax allocation whereby deferred taxes are provided on differences between accounting and taxable income due to the difference in the timing of recognition of items in income for accounting and tax purposes ("timing differences"). Under U.S. GAAP, corporate income taxes are accounted for using the liability method of income tax allocation, whereby future taxes are provided on "temporary differences" which is a broader concept than "timing differences" and future tax liabilities and assets are not offset against each other, as under Canadian GAAP. Under U.S. GAAP, future tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

            The Company's provision for income taxes (recovery) is made up as follows:


------------------------------------------------------------------------------------
                                                1999          1998           1997
------------------------------------------------------------------------------------
Net loss under Canadian GAAP               $(1,125,451)   $  (851,568)   $  (822,449)

Adjustments under U.S. GAAP
  Increase in stock based compensation
    expense                                    (49,292)      (286,925)      (218,091)
  Decrease in amortization of Investment
    in Gesture Technology                      135,871         90,435         91,890
  Increase in research and development
    expenses                                   (37,353)      (228,450)      (313,698)
------------------------------------------------------------------------------------
Net loss under U.S. GAAP                    (1,076,225)    (1,276,508)    (1,262,348)
------------------------------------------------------------------------------------
Income tax benefit computed at Canadian
statutory rate of 46%                          495,064        587,194        580,680

Unrecognized tax losses                       (495,064)      (587,194)      (580,680)
------------------------------------------------------------------------------------
Actual tax provision (recovery)                     --             --             --
====================================================================================

Future income tax assets
  Net tax losses carried forward             1,837,834      1,475,322      1,217,281
  Temporary differences on assets             (105,803)      (272,320)      (233,871)
  Valuation allowance for future income
    tax assets                              (1,732,031)     (,203,002)      (983,410)
------------------------------------------------------------------------------------
Net future income tax assets                        --             --             --
Future income tax liabilities                       --             --             --
------------------------------------------------------------------------------------
Future income tax assets, net              $        --    $        --    $        --
====================================================================================

      (b)   Comprehensive Income

            Under U.S. GAAP, Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For fiscal years 1999, 1998 and 1997, the Company's comprehensive loss was the same as its net loss.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

      (c)   Loss Per Share

            The calculation of loss per share in accordance with U.S. GAAP corresponds with that in Canada, except as follows:

            - Pursuant to the requirements of SFAS No. 128, shares issued on a contingent basis are excluded from the calculation of loss per share.

            - Loss per share under U.S. GAAP has been restated to exclude a total of 3,068,750 common shares issued at $0.01 per share in prior years. The shares were issued pursuant to the policies of the Canadian Venture Exchange (the "Exchange") whereby shares may be issued to senior directors at a discount under an incentive program. The shares are held in escrow and may be released from escrow only upon the fulfillment of performance criteria as set out under the rules of the Exchange and the attainment of Exchange approval for such release. Consideration received for the shares is credited to share capital upon the issuance of the shares. Compensation expense will be recognized upon the release of the shares from escrow and measured using the intrinsic value on the date the performance criteria is satisfied.

      (d)   Compensatory Options

            i)    Employees

            The following summarizes information about employee stock options granted and outstanding at October 31, 1999 and 1998, and changes during the years then ended:

                                     Year Ended              Year Ended
                                  October 31, 1999        October 31, 1998
--------------------------------------------------------------------------------
                                             Weighted                Weighted
                                              Average                 Average
                                  No. of     Exercise     No. of     Exercise
                                  Options      Price      Options      Price
--------------------------------------------------------------------------------
Outstanding at beginning
    of year                        250,000     $0.75       135,000     $0.75
      Granted                      160,000      0.40       170,000      0.68
      Exercised                         --        --            --        --
      Expired/Cancelled                 --        --       (55,000)     0.54
--------------------------------------------------------------------------------
Outstanding at end of year         410,000     $0.61       250,000     $0.75
================================================================================
Options exercisable at
    end of year                    410,000     $0.61       250,000     $0.75
================================================================================

            The weighted average fair value of the stock options granted during the year ended October 31, 1999 was $0.25. Summary information about the 410,000 options outstanding at October 31, 1999 follows:

                                                Options              Weighted
                                              Outstanding            Average
                                           October 31, 1999       Remaining Life
--------------------------------------------------------------------------------
 Range of Exercise Price
       $0.40 to $0.53                             20,000              4.7 years
       $0.75 to $0.80                            390,000              1.5 years
--------------------------------------------------------------------------------
                                                 410,000              1.6 years
================================================================================

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)


            Under both Canadian and U.S. GAAP, stock-based compensation on options granted to employees is not recorded as an expense. However, under U.S. GAAP, pro-forma information regarding net loss and loss per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and has been determined as if the Company has accounted for its employee stock options under the fair value method.


            The Black-Scholes option valuation model was developed for use in estimating for the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially effect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

            The fair value for these options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the fiscal years ended October 31, 1999 and 1998.


         -----------------------------------------------------------------------
                                                            1999           1998
         -----------------------------------------------------------------------
         Risk-free interest rate                            5.11%          5.22%
         Expected dividend yield                              --             --
         Expected stock price volatility                      78%            87%
         Expected life in years                             2.66           2.69
         -----------------------------------------------------------------------

            For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro-forma effect on net loss for fiscal year 1999 and 1998 may not be representative of the actual results had the Company accounted for the stock options using the fair value method. The Company's pro-forma information follows:


         -----------------------------------------------------------------------
                                                        1999            1998
         -----------------------------------------------------------------------
         Net loss, under U.S. GAAP                  $ 1,076,225      $ 1,276,508

         Pro-forma net loss                         $ 1,115,731        1,339,041
         -----------------------------------------------------------------------
         Basic and diluted loss per share           $      0.10      $      0.13

         Pro-forma basic and diluted
            loss per share                          $      0.10      $      0.13
         -----------------------------------------------------------------------
         Weighted average number of shares
            outstanding                              11,219,480       10,127,277
         -----------------------------------------------------------------------


            Because SFAS No. 123 applies only to stock-based compensation awards for the fiscal year ended February 29, 1996 and future years, the pro-forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, non-vested awards.


      ii)   Non-employees

            The following summarizes information about non-employee stock options granted and outstanding at October 31, 1999 and 1998, and changes during the years then ended:

--------------------------------------------------------------------------------
                                      Year Ended               Year Ended
                                   October 31, 1999         October 31, 1998
--------------------------------------------------------------------------------
                                            Weighted                  Weighted
                                             Average                   Average
                                  No. of    Exercise        No. of    Exercise
                                  Options    Price          Options    Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year              1,150,000    $0.71       1,055,000    $0.80
    Granted                        200,000     0.40         745,000     0.70
    Exercised                           --       --              --       --
    Expired                        (50,000)    0.80        (650,000)    0.84
--------------------------------------------------------------------------------
Outstanding at end of year       1,300,000     0.66       1,150,000    $0.71
================================================================================
Options exercisable at
 end of year                     1,300,000    $0.66       1,150,000    $0.71
================================================================================


            Under Canadian GAAP, compensation expense on stock options granted to non-employees is not recorded. Under U.S. GAAP, compensation expense on options granted to non-employees is recorded as an expense in the period the options are vested.


            Stock options granted to non-employees are accounted for using the fair value method, in accordance with SFAS No. 123. The fair values of the options were estimated using the Black-Scholes Option Pricing Model, with the following weighted average assumptions for the grants made in 1999 and 1998.

                                                     1999       1998
                                                     ----       ----
            Risk-free interest rate                  5.11%      5.22%
            Expected dividend yield                    --         --
            Expected stock price volatility            78%        87%
            Expected life in years                    3.4        2.7

            Summary information about the Company's non-employee options outstanding at October 31, 1999 is as follows:

--------------------------------------------------------------------------------
                                           Options            Weighted
Summary of                               Outstanding          Average
Exercise Prices                        October 31, 1999    Remaining Life
--------------------------------------------------------------------------------
$0.40                                       200,000              4.1
 0.50                                       250,000              1.8
 0.75                                       530,000              2.3
 0.80                                       320,000              3.2
--------------------------------------------------------------------------------
                                          1,300,000              2.7
================================================================================

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

      (e)   Difference in Accounting Policy


            Under Canadian GAAP, the Company has capitalized certain acquisition and development costs related to the investment in Gesture Recognition Technology. Under U.S. GAAP, pursuant to the requirements under SFAS No. 86, all costs are charged to research and development expenses when incurred until technical feasibility has been established for the product. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs will be amortized based on current and future revenue for the product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.


      (f)   Reconciliation

            The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets and consolidated statements of loss and deficit and cash flows is summarized as follows:

            Consolidated Balance Sheets

            Increase (decrease) in accounts to comply with U.S. GAAP:

           ---------------------------------------------------------------------
                                                      October 31,    October 31,
                                                         1999           1998
           ---------------------------------------------------------------------
           Total assets under Canadian GAAP           $1,067,866    $ 1,709,558

           Decrease in Investment in Gesture
              Recognition Technology                    (934,237)    (1,032,755)
           ---------------------------------------------------------------------
           Total assets under U.S. GAAP               $  133,629    $   676,803
           =====================================================================
           Shareholders' equity under Canadian GAAP   $  832,501    $ 1,693,193

           Increase in deficit due to
             non-employee stock based
             compensaion expense                         (49,292)      (286,925)

           Increase in deficit due to non-employee
             stock based compensation expense
             from prior years                           (505,016)      (218,091)

           Increase in deficit due to the write-off
              of the Investment in Gesture
              Recognition Technology                    (934,237)    (1,032,755)
           ---------------------------------------------------------------------
           Total shareholder's equity (deficiency)
              under U.S. GAAP                         $ (656,044)   $   155,422
           =====================================================================

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATED GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Consolidated Statements of Loss and Deficit

----------------------------------------------------------------------------------------
                                            Year Ended      Year Ended      Year Ended
                                           October 31,     October 31,     October 31,
                                               1999            1998            1997
----------------------------------------------------------------------------------------
 Net loss under Canadian GAAP              $(1,125,451)    $  (851,568)    $   (822,449)

 Increase in stock based compensation
   expense                                     (49,292)       (286,925)        (218,091)

 Decrease in amortization of  Investment
   in gesture recognition technology           135,871          90,435           91,890

 Increase in research and development
   and expense                                 (37,353)       (228,450)        (313,698)
----------------------------------------------------------------------------------------
 Net loss under U.S. GAAP                  $(1,076,225)    $(1,276,508)    $ (1,262,348)
========================================================================================
 Basic and diluted net loss per share,
   under U.S. GAAP                         $      0.10     $      0.13     $       0.16
========================================================================================
 Weighed average number of shares
   outstanding                              11,219,480      10,127,277        7,882,179
========================================================================================


Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------
                                            Year Ended      Year Ended      Year Ended
                                           October 31,     October 31,     October 31,
                                               1999            1998            1997
----------------------------------------------------------------------------------------
 Cash applied to operating activities
   under Canadian GAAP                     $  (703,770)    $  (835,681)    $   (629,098)

   Increase in research and development
     expenses                                  (37,353)       (228,450)        (313,698)
----------------------------------------------------------------------------------------
 Cash applied to operating activities
   under U.S. GAAP                         $  (741,123)    $(1,064,131)    $   (942,796)
----------------------------------------------------------------------------------------
 Cash applied to investing activities
   under Canadian GAAP                     $   (61,669)    $  (260,547)    $   (310,911)

   Decrease in Investment in Gesture
     Recognition Technology                     37,353         228,450          313,698
----------------------------------------------------------------------------------------
 Cash applied to investing activities
   under U.S. GAAP                         $   (24,316)    $   (32,097)    $      2,787
========================================================================================